07026400

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME San Gold Corporation

*CURRENT ADDRESS 30th Floor
360 Main Street
Winnipeg, Manitoba R3C 4G1
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 18 2007
THOMSON FINANCIAL

FILE NO. 82- 35109 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY:

DATE: 9/7/07

0 82-35709

RECEIVED

2007 AUG -7 A 3:39

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12-31-05
AR/S

SAN GOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

Scarrow & Donald LLP

SCARROW & DONALD LLP
CHARTERED ACCOUNTANTS
100 - Five Donald Street
Winnipeg, Manitoba R3L 2T4
Telephone: (204) 982-9800
Fax: (204) 474-2886
www.scarrowdonald.mb.ca

May 10, 2006

AUDITORS' REPORT

To the Board of Directors of
San Gold Corporation:

We have audited the consolidated balance sheets of San Gold Corporation as at December 31, 2005 and August 31, 2005 and the consolidated statements of operations and deficit and cash flow for the period and year then ended. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of San Gold Corporation as at December 31, 2005 and August 31, 2005 and the results of its consolidated operations and cash flow for the period and year then ended in accordance with Canadian generally accepted accounting principles.

"Scarrow & Donald LLP"

Chartered Accountants
Winnipeg, Canada

SAN GOLD CORPORATION
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2005

ASSETS

	December 31 2005	August 31 2005
CURRENT ASSETS		
Cash	$ 3,544,872	$ 1,114,160
Accounts receivable	747,557	411,331
Prepaid expenses	137,181	2,978
	4,429,610	1,528,469
PROPERTY, PLANT & EQUIPMENT (Note 5)	21,715,304	20,975,293
OTHER ASSETS		
Collateral deposit (Note 7)	450,000	450,000
Deferred financing costs	110,023	146,525
Mining claims and options (Note 6)	174,649	155,649
Marketable securities (Note 4)	65,894	65,014
Promissory note (Note 14)	10,000,000	-
	10,800,566	817,188
	$ 36,945,480	$ 23,320,950

LIABILITIES

	December 31 2005	August 31 2005
CURRENT LIABILITIES		
Accounts payable & accrued liabilities	$ 2,281,332	$ 1,152,240
Current portion long-term debt (Note 7)	106,416	107,736
Convertible debentures (Note 10)	2,071,822	-
Deferred interest (Note 14)	549,223	-
	5,008,793	1,259,976
LONG-TERM LIABILITIES		
Asset retirement obligation	1,108,333	1,075,000
Convertible debentures (Note 10)	-	2,053,988
Long-term debt (Note 7)	347,205	380,867
Royalty obligation (Note 14)	10,000,000	-
	16,464,331	4,769,831

SHAREHOLDERS' EQUITY

	December 31 2005	August 31 2005
Share capital (Note 8)	32,839,089	24,380,430
Contributed surplus (Note 9)	5,115,520	4,171,274
Deficit	(17,473,460)	(10,000,585)
	20,481,149	18,551,119
	$ 36,945,480	$ 23,320,950

Commitment (Note 17)

APPROVED BY THE BOARD:

"Hugh Wynne" ____________________ Director

"Dale Ginn" ____________________ Director

The accompanying notes form an integral part of these financial statements

SAN GOLD CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 2005

	Four month period ended December 31 2005	Year ended August 31 2005
DIRECT EXPLORATION EXPENSES	$ 5,754,113	$ 2,713,414
ACCRETION - CONVERTIBLE DEBENTURES	17,834	45,400
ACCRETION - ASSET RETIREMENT OBLIGATION	33,333	58,350
AMORTIZATION - DEFERRED FINANCING COSTS	42,460	102,806
AMORTIZATION - PROPERTY, PLANT & EQUIPMENT	14,944	26,810
INTEREST AND BANK CHARGES	57,541	174,756
GENERAL & ADMINISTRATIVE EXPENSES	995,390	2,011,189
SHARE-BASED COMPENSATION	91,030	1,125,839
LOSS FROM OPERATIONS	(7,006,645)	(6,258,564)
OTHER REVENUE		
Project management fees	-	92,036
Mineral exploration assistance program	44,675	79,493
Interest income	9,549	19,506
	54,224	191,035
LOSS FOR THE PERIOD BEFORE INCOME TAX	(6,952,421)	(6,067,529)
FUTURE INCOME TAX RECOVERY	3,805,900	681,000
LOSS FOR THE PERIOD	(3,146,521)	(5,386,529)
DEFICIT - BEGINNING OF THE PERIOD	(10,000,585)	(3,245,765)
SHARE-BASED COMPENSATION PRIOR YEARS	-	(471,200)
SHARE ISSUANCE COSTS	(520,454)	(216,091)
FUTURE INCOME TAX ON FLOW-THROUGH SHARES	(3,805,900)	(681,000)
DEFICIT - END OF THE PERIOD	$ (17,473,460)	$ (10,000,585)
Loss per common share: Basic	(0.03)	(0.12)
Fully diluted	(0.03)	(0.12)

The accompanying notes form an integral part of these financial statements

SAN GOLD CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 2005

	Four month period ended December 31 2005	Year ended August 31 2005
OPERATING ACTIVITIES		
Loss for the period	$ (3,146,521)	$ (5,386,529)
Add: Items not affecting cash		
Accretion - convertible debentures	17,834	45,400
Accretion - asset retirement obligation	33,333	58,350
Amortization - deferred financing costs	42,460	102,806
Amortization - property, plant & equipment	14,944	26,810
Share-based compensation	91,030	1,125,839
Future income tax recovery	(3,805,900)	(681,000)
Net change in non-cash working capital accounts	658,663	(230,366)
	(6,094,157)	(4,938,690)
INVESTING ACTIVITIES		
Purchase of mining options	-	(30,000)
Purchase of property, plant & equipment	(754,955)	(393,304)
Purchase of marketable securities	(880)	-
Amalgamation costs	-	(54,512)
Deferred interest	549,223	-
	(206,612)	(477,816)
FINANCING ACTIVITIES		
Proceeds from shares issued and subscribed	9,292,875	4,889,865
Proceeds from long-term debt	-	450,000
Proceeds from debentures	-	2,111,000
Collateral deposit	-	(450,000)
Convertible debt issue costs	(5,958)	(262,040)
Share issue costs	(520,454)	(203,382)
Repayment of long-term debt	(34,982)	(59,953)
	8,731,481	6,475,490
CHANGE IN CASH	**2,430,712**	**1,058,984**
CASH, BEGINNING OF THE PERIOD	1,114,160	55,176
CASH, END OF THE PERIOD	$ **3,544,872**	$ **1,114,160**
Supplementary Information		
Interest paid	$ 32,231	$ 12,876

The accompanying notes form an integral part of these financial statements

1 Nature of operations and going concern assumption

San Gold Resources Corporation was incorporated under the laws of Manitoba on January 7, 1997. The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. Until it is determined that properties contain mineral reserves or resources that can be economically mined, they are classified as exploration properties. The recoverability of deferred expenditures is dependent upon; the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration; development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

On March 5, 2004, the Company and Gold City Industries Ltd. (Gold City), both publicly listed companies on the Toronto Venture Exchange, entered into a Joint Venture Agreement to acquire 100% of the issued and outstanding shares (7,155,000 common) of Harmony Gold (Canada) Inc. through a newly formed corporation, Rice Lake Joint Venture Inc. Rice Lake Joint Venture Inc. was owned and controlled jointly by Gold City (50%) and San Gold Resources Corporation (50%). Effective March 17, 2004, Rice Lake Joint Venture Inc. acquired the shares of Rice Lake Gold Corporation (formerly Harmony Gold Corporation (Canada) Inc.) from Harmony Gold Mining Company Limited of South Africa. The purchase price including related transaction costs, of $7,757,961 consisted of $3,632,961 in cash and $4,125,000 in shares and warrants of Gold City and San Gold Resources Corporation.

On June 30, 2005, San Gold Resources Corporation and Gold City Industries Ltd. amalgamated to form a new corporation called San Gold Corporation ("the Company"). The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of San Gold Corporation for 1 share of San Gold Resources Corporation and issued 33,810,876, common shares to the shareholders of Gold City Industries Ltd. on a basis of 1 share of San Gold Corporation for every 1.9321346 shares of Gold City Industries Ltd. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City Corporation were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City Industries Ltd. shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively. The date of the Company's first financial year-end will be August 31, 2005. Subsequently, the Company changed its financial year-end to December 31.

The main business of Rice Lake Gold Corporation is the production of gold from underground ore reserves at the Bissett mine in Manitoba, Canada. Rice Lake Gold Corporation was incorporated on March 18, 1998. The mine was placed on care and maintenance from August 8, 2001, and as at December 31, 2005 is currently not producing gold. The Company advances operational funding to Rice Lake Gold Corporation. Active ore production is dependent upon the market price of gold ore, management of production and capital costs, and adequate capital resources to fund operational activities. Rice Lake Gold Corporation and Rice Lake Joint Venture Inc. are dependent on the continued financial support of the Company to fund operations on an ongoing basis.

For the period ended December 31, 2005, the Company has a loss of $3,146,521 (August 31,2005 - $5,386,529) including its proportionate loss on the operations of Rice Lake Joint Venture Inc. In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges.

The events undertaken during the year, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations for the forthcoming year. Accordingly, with the above activities now completed, management is pursuing other financing alternatives to fund its operations and to continue the Company's activities as a going concern. Management is currently seeking to secure the necessary financing through a combination of exercise of existing warrants for the purchase of common shares, the issue of new equity or debt instruments, the entering into of joint venture agreements, and gold production. Although management may have been successful in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

2 Significant accounting policies

a) Accounting principles and currency

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars, as it is the primary functional currency in which the transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to Canadian dollars at the rate of exchange prevailing at the end of the financial year. Translation gains and losses arising at period end, as well as those arising on the transaction of settled transactions occurring in currencies other than the functional currency, are included in the net loss. All reference to dollars ($) are to Canadian dollars unless otherwise noted.

b) Estimates, risks and uncertainties

The preparation of the financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. While management believes that these estimates and assumptions are reasonable, actual results could vary. Should an adjustment become necessary, it would be reported in earnings in the period in which it becomes known.

Realization of the Company's assets is subject to risk and uncertainties including reserve estimation, future gold prices, estimated costs of future production, changes in government legislation, and various operational factors.

c) Principles of consolidation

These consolidated financial statements include the financial assets and liabilities and results of operations of the Company and of Rice Lake Joint Venture Inc. consolidated on a 50% proportionate basis up to June 29, 2005 and on a 100% basis thereafter, being its proportionate share of ownership during these periods. These consolidated financial statements are based on the amounts assigned to the assets and liabilities at the date of acquisition and, in addition, indicate the effects of the transactions subsequent to that date.

The financial assets and liabilities and results of operations of Rice Lake Joint Venture Inc. are the consolidation of Rice Lake Joint Venture Inc, and its wholly owned subsidiary corporation Rice Lake Gold Corporation, and its wholly owned subsidiary corporation 6493068 Canada Ltd.

d) Income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted and substantially enacted income tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in income in the year that the income tax rate change is considered substantively enacted. When necessary, a valuation allowance is recorded to reduce future income tax assets to an amount that will more likely than not be realized.

Exploration expenditures deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax regulations. The tax effect related to renounced expenditures is recorded as a reduction of retained earnings and an increase in future income tax liabilities. The recognition of previously unrecognized future income tax assets is credited to income tax expense.

e) Property, plant and equipment

Property, plant and equipment are recorded at cost including costs associated with development of the mining properties. Amortization of plant and equipment and mine development and equipment is computed by the units-of-production method based on estimated measured and indicated resources. Measured and indicated resources reflect estimated quantities of economically recoverable resources, which can be recovered in the future from known mine ore deposits.

Exploration and associated costs relating to non-specific projects/properties are expensed in the period incurred. Significant property acquisition, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production. Costs related to properties abandoned are written off when it is determined that the property has no continuing value.

Other depreciable assets are amortized on a straight-line basis over their estimated useful lives, as follows:

Buildings	4%
Motor vehicles	30%
Furniture and office equipment	20%

The Company reviews and evaluates the recoverability of property, plant and equipment on a periodic basis. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and mineralization expected to be classified as reserves); estimated future gold realization (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows are less than the carrying value.

Estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes could occur in the near term that may affect the recoverability of property, plant and equipment.

f) Revenue recognition

Mineral exploration assistance program revenue is recorded at the time the Company is notified by the Province of Manitoba that their claim has been approved.

Interest and other income items are recorded as earned.

g) Asset retirement obligation

The Company focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The related asset is adjusted only as a result of changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is amortized on the same basis as the related asset. Discount accretion is included in determining the results of operations.

The Bissett mine is an operating mine currently on care and maintenance status. The mine operates on a Mining Lease (ML 063) granted by Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1, 1992 and is renewable in accordance with the Manitoba Minerals Act.

The mine operates under Environmental Licence No. 2161 S1 RR issued by Manitoba Conservation in March 1996 and amended in September 1998. The mine also has a closure and rehabilitation plan that has been accepted by Manitoba Industry, Trade and Mines. A closure plan for the Bissett Gold Mine was submitted on September 1, 2001. The plan covers all aspects of rehabilitation of the mine including post closure monitoring.

The Company's asset retirement obligations consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and re-contouring, re-vegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analyses are performed on an ongoing basis. In calculating the fair value of the Company's asset retirement obligations, management used a credit adjusted risk-free rate applicable to the Company.

The total estimated cost for the closure and post closure monitoring is $3,300,000. At March 17, 2004, the Company present valued this liability at $932,000 and is accreting it over a 13 year period at the Company's credit adjusted risk-free rate of prime rate plus 6%. For the period ended December 31, 2005 the Company recorded accretion expense of $33,333 (August 31, 2005 - $58,350).

h) Deferred financing costs

Costs relating to the issuance of debentures are deferred and amortized on a straight-line basis over the term of the related debentures.

i) Convertible debentures

The convertible debentures are convertible into shares, as disclosed in note 10. The Company's convertible debentures are classified into their debt and equity components, based on the net present value of the future interest and principal payments at the time of issue. The equity component represents the estimated value of the conversion rights of the holders.

j) Share-based compensation plan and warrants

The Company has a share-based compensation plan as described in note 8. The fair value based method of accounting is applied to all share-based compensation. The fair value of the share options granted is estimated on the date of grant using the Black-Scholes option-pricing model. Compensation expense is recognized when share options are granted. Any consideration paid by the directors on exercise of the share option is credited to share capital.

The fair value approach of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of 0% (August 31, 2005 - 0%), expected volatility of 88% (August 31, 2005 - 88%), risk free interest rate of 3.84% (August 31, 2005 - 5%), and expected life of 1,825 days (August 31, 2005 - 1,825) days.

Effective September 1, 2004, the Company adopted the fair value method of accounting for share-based compensation. This standard will require the Company to expense the fair value of each new option granted in the statement of operations. The requirements of this standard have been adopted on a retroactive basis with an adjustment to the opening deficit for the cumulative effects of prior fiscal years. The total fair value of 2,000,000 options that were granted by the Company during 2004 was $354,000. The total fair value of 400,000 options that were granted by the Company during 2003 was $117,200. The net impact on September 1, 2004 was an increase of $471,200 in the opening deficit and contributed surplus of the Company.

The fair value of each warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants, dividend yield of 0% (August 31, 2005 - 0%), expected volatility of 88% (August 31, 2005 - 88%), risk free interest rate of 3.74% - 3.82% (August 31, 2005 - 5%), and an expected life of 365 days (August 31, 2005 - 730 days).

k) Loss per share

Basic loss per share is calculated using the daily weighted average number of shares outstanding.

Diluted loss per share is calculated using the daily weighted average number of shares that would have been outstanding during the year had all dilutive potential common shares been issued at the beginning of the year, or when the underlying options or convertible securities were granted or issued, if later. The treasury share method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options to acquire shares.

3. Acquisitions

As part of the March 17, 2004 acquisition, Rice Lake Joint Venture Inc. capitalized $339,117 of costs directly incurred related to the purchase. Management of Rice Lake Joint Venture Inc. has estimated the fair market value of the purchased assets and assumed liabilities at the time of acquisition as follows:

	March 17, 2004
Accounts receivable	$ 7,593
Land	469,210
Undeveloped mineral properties	1,450,060
Building	68,339
Motor vehicles	24,463
Furniture and office equipment	137,640
Plant and equipment	1,505,863
Mine development	5,301,687
Accounts payable and accrued liabilities	(274,894)
Environmental obligation	(932,000)
Total	$ 7,757,961
Purchase Price:	
Cash consideration	$ 3,592,055
Acquisition costs	339,117
Cash position assumed	(298,211)
Net cash consideration	3,632,961
Shares and warrants of Gold City Industries Ltd. and San Gold Resources corporation	4,125,000
Total consideration	$ 7,757,961

Consideration paid by San Gold Resources for its 50% proportion of the acquisition was as follows:

Cash paid by San Gold Resources Corporation	$ 1,878,981
San Gold Resources Corporation shares issued	2,000,000
Total	$ 3,878,981

As part of the June 30, 2005 amalgamation, the Company capitalized $54,512 of costs directly incurred related to the business combination. Management of the Company has estimated the fair market value of the purchased assets and assumed liabilities at the time of amalgamation as follows:

	June 30, 2005
Marketable securities	$ 32,285
Accounts receivable	61,445
Prepaid expenses	22,816
Property, plant and equipment	16,044,171
Accounts payable and accrued liabilities	(401,304)
Capital tax provision	(13,750)
Long-term debt	(25,313)
Environmental obligation	(529,150)
Total	$ 15,191,200
Purchase Price:	
Common shares of the Company	$ 13,084,809
Options of the Company	374,554
Warrants of the Company	830,167
Acquisition costs	54,512
Elimination of inter-company balances	962,293
Cash position assumed	(115,135)
Net consideration	$ 15,191,200

4. **Marketable securities**

	December 31 2005	August 31 2005
Marketable securities consists of a 5-year GIC, interest at 4.25% paid annually, maturing July 2009, pledged as security for long-term debt	$ 65,894	$ 65,014

5. **Property, plant and equipment**

	December 31, 2005		August 31, 2005	
	Cost	Accumulated amortization	Cost	Accumulated amortization
Land	$ 469,210	$ -	$ 469,210	$ -
Undeveloped mineral properties	1,450,060	-	1,450,060	-
Buildings	165,783	20,355	145,629	16,649
Motor vehicles	42,344	12,385	26,434	9,922
Furniture and office equipment	182,192	50,896	162,697	42,328
Plant and equipment	3,011,471	2,456	2,312,075	2,249
Mine development and equipment	16,480,336	-	16,480,336	-
	$ 21,281,395	$ 86,091	$ 21,046,441	$ 71,148
Net Book Value	$21,715,304		$20,975,293	

6. Mining claims and options

In 1997, mining claims were exchanged for 2,500,000 shares at $.01 each for a total of $25,000. Mr. Hugh Wynne, a director of the Company, is a partner in Bissett Mineral Exploration Limited Partnership, which exchanged mining claims for 500,000 of such shares. In 2001, additional mining claims valued at $21,449 were acquired from Peter Dunlop in exchange for drilling services performed by Wynne Drilling Ltd.

On April 29, 2004, San Gold Resources Corporation signed an agreement with Peter Dunlop to acquire an option to certain mineral claims located in the Province of Manitoba. The cost of the option recorded was $25,000 in cash and $6,000 (30,000 shares at $0.20) in common shares. On April 27, 2005, an additional $30,000 in cash and $20,000 (50,000 shares at $0.40) in common shares was added to the cost. In order to exercise the option, the Company shall incur a minimum of $875,000 of work expenditures on the claims by the third anniversary date, with a maximum of $175,000 in such expenditures on or before the first anniversary date and an additional $250,000 in such expenditures on or before the second anniversary date. In addition, the Company is required to make the following payments and deliver the following common shares of the Company to the option holder in the amounts, and in the time periods described below:

i) $25,000 and 30,000 common shares concurrent with the execution and delivery of the agreement; and

ii) an additional $30,000 and 50,000 common shares by the first anniversary date; and

iii) and additional $50,000 and 100,000 common shares by the second anniversary date.

For the period ended December 31, 2005, the Company had not incurred the required amount of work expenditures on the property.

On January 6, 2005, San Gold Resources Corporation and Greenbelt Gold Mines Inc. entered into an agreement for the Company to acquire a 50% option in 27 mineral claims owned by Greenbelt Gold Mines Inc. The cost of the option recorded was $28,200 (60,000 shares at $0.47) in common shares. In order to exercise the option, the Company shall incur a minimum of $750,000 of work expenditures on the claims by the third anniversary date, with a minimum of $200,000 in such expenditures before the first anniversary date and an additional $250,000 in such expenditures before the second anniversary date. In addition, the Company is required to make the following payments and deliver the following common shares of the Company to the option holder in the amounts, and in the time periods described below:

i) 60,000 shares upon execution of the agreement; and

ii) 100,000 shares by the second anniversary date; and

iii) 300,000 shares by the third anniversary date.

For the period ended December 31, 2005, the Company had not incurred the required amount of work expenditures on the property.

On August 19, 2005, the Company announced that San Gold Corporation and Marum Resources Inc. have entered into an option agreement to jointly explore the Rice Lake West gold property in Manitoba. The Rice Lake West property consists of twenty claims covering 2,223 hectares adjacent to the western boundary of the Company's gold mine and a 1,250 ton per day mill.

On November 16, 2005, the Company issued 40,000 common shares at $0.475 for total of $19,000 to acquire mineral claim W-5284.

In addition to the mining claims and options, San Gold Resources Corporation, Gold City Industries Ltd., and Rice Lake Joint Venture Inc. entered into a Joint Venture Operating Agreement on March 5, 2004. The agreement included an 'earn-in' clause whereby if Gold City Industries Ltd., incurred $1,000,000 in exploration expenditures, as defined in the agreement, San Gold Resources Corporation would grant to Gold City Industries Ltd., a 50% undivided interest in certain of the Company's properties. Prior to June 30, 2005, Gold City Industries Ltd. had incurred exploration expenditures of $1,250,000. San Gold Resources Corporation transferred a 50% undivided interest in certain of the Company's properties on amalgamation.

7. Long-term debt

	December 31 2005	August 31 2005
Term loan, repayable at $1,034 monthly plus interest at prime plus 1½%, secured by marketable securities, due July 2009.	$ 44,422	$ 48,558
Term loan, repayable at $8,238 monthly including interest, interest at prime less 0.5%, secured by the collateral deposit of $450,000	381,233	408,711
Capital lease, repayable at $1,020 monthly including interest, at 7.1%, secured by specific equipment	27,966	31,334
	453,621	488,603
Less: current portion	106,616	107,736
Long-term portion	$ 347,205	$ 380,867

Principal due on long-term debt by year end and in aggregate over the next five years is approximately as follows:

2006	$ 106,416
2007	111,025
2008	109,630
2009	102,641
2010	23,909
	$ 453,621

8. Share capital

Authorized: Unlimited number of common shares

Issued: 95,681,368 common shares (August 31, 2005 - 78,666,288)

	December 31 2005	August 31 2005
Shares subscribed	$ 500,563	$ 3,020
Shares issued	32,338,526	24,377,410
	$ 32,839,089	$ 24,380,430

During the year ended August 31, 2004, cash consideration of $3,445,792 was received for 16,826,165 common shares issued. During the year ended August 31, 2004, 280,000 warrants were exercised for cash consideration of $30,800.

On October 15, 2004, six directors of San Gold Resources Corporation each exercised options to purchase 50,000 common shares at a price of $0.20 per share for a total of 300,000 shares and aggregate gross proceeds of $60,000.

On December 30, 2004, San Gold Resources Corporation completed a private placement offering whereby it issued 477,664 units at a price of $1.50 per unit for aggregate gross proceeds of $716,496. Each unit consisted of one common share of San Gold Resources Corporation and two common shares of San Gold Resources Corporation issued as "flow-through shares" within the meaning of the Income Tax Act (Canada).

On December 31, 2004, San Gold Resources Corporation completed a private placement offering whereby it issued 1,476,600 units at a price of $0.50 per unit for aggregate gross proceeds of $738,300. Each unit consisted of one common share of San Gold Resources Corporation issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.70 for a period of one year from the date of issuance and, if unexercised, at a price of $0.90 for an additional one year period. Also granted were 68,608 broker warrants entitling the holder thereof to purchase one common share of the Company at a price of $0.70 for a period of one year from the date of issuance and, if unexercised, at a price of $0.90 for an additional one year period.

On February 24, 2005, San Gold Resources Corporation issued 35,000 common shares at a price of $0.39 per common share for aggregate gross proceeds of $13,650 upon the exercise of warrants by certain warrant holders of San Gold Resources Corporation.

On February 28, 2005, San Gold Resources Corporation issued 30,000 common shares to Peter Dunlop at a price of $0.20 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated April 29, 2004.

On March 11, 2005, San Gold Resources Corporation issued 200,000 common shares at a price of $0.17 per common share for aggregate gross proceeds of $34,000 to a director upon exercise of incentive share options.

On March 24, 2005, San Gold Resources Corporation issued 60,000 common shares to Greenbelt Gold Mines Inc. at a price of $0.47 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated January 6, 2005.

On March 24, 2005, San Gold Resources Corporation issued 50,000 common shares at a price of $0.50 per common share for gross aggregate proceeds of $25,000 upon the exercise of warrants by a warrant holder of San Gold Resources Corporation.

On June 28, 2005, San Gold Resources Corporation issued 5,757,723 units at a price of $0.45 per unit for gross aggregate proceeds of $2,590,975. Each unit comprised of one common share of San Gold Resources Corporation issued as a flow-through share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of $.65 per share for a period of twelve months from the date of issue and, if the warrant is unexercised at such date, at a price of $0.85 for a period of twelve months thereafter.

On June 30, 2005, San Gold Resources Corporation issued 50,000 common shares to Peter Dunlop at a price of $0.40 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated April 29, 2004.

On June 30, 2005, 43,172,136 common shares were issued in exchange for shares of San Gold Resources Corporation on a basis of 1 share of San Gold Corporation for 1 share of San Gold Resources Corporation.

On June 30, 2005, 33,810,876 shares were issued in exchange for shares of Gold City Industries Ltd. on a basis of 1 share of San Gold Corporation for 1.9321346 shares of Gold City Industries Ltd.

On July 28, 2005 the Company issued 1,460,776 units at a price of $.45 per unit for gross aggregate proceeds of $661,849. Each unit comprised of one common share of the Company issued as a flow through share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $.65 per share for a period of twelve months from the date of issue and, if the warrant is unexercised at such date, at a price of $.85 for a period of twelve months thereafter.

On August 24, 2005, the Company issued 222,500 common shares at a price of $0.39 per common share for gross aggregate proceeds of $86,775 upon the exercise of warrants by certain warrant holders of the Company.

On September 22 2005, an institutional investor exercised 2,199,640 warrants to purchase common shares of the Company at a price of $0.59923 per share for gross aggregate proceeds of $1,318,090.

On September 23, 2005, 37,500 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $14,625.

On October 2, 2005, the Company issued 250,000 options to purchase common shares of the Company to certain directors of the Company. The exercise price of the options is $0.38 per share and the options expire five years after issuance unless terminated earlier pursuant to the provisions of the stock option plan of the Company.

On October 12, 2005, 200,000 options to purchase common shares were exercised at a price of $0.17 per share for a gross aggregate proceeds of $34,000.

On November 15, 2005, 152,000 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $59,280.

On November 16, 2005, 40,000 common shares at a price of $0.475 per share for gross aggregate proceeds of $19,000 were issued to Bruce Corbett pursuant to an agreement to acquire mineral claim W-5284.

On November 23, 2005, 377,154 common shares were issued at a price of $0.40 per share for gross aggregate proceeds of $150,862 as the first interest payment on its convertible debentures.

On December 02, 2005, 87,500 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $34,125.

On December 19, 2005, 460,500 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $179,595.

On December 22, 2005, 705,000 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $274,950.

On December 31, 2005, 570,750 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $222,593.

On November 15, 2005, the Company issued 2,410,000 units of the corporation at a price of $0.52 per unit for aggregate gross proceeds of up to $1,253,200 pursuant to a private placement offering. Each consisted of one common share of the Corporation issued as a flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $.70 per share for a period of twelve months from the date of issue.

On December 2, 2005, the Company issued 6,517,523 units of the corporation at a price of $0.52 per unit for aggregate gross proceeds of up to $3,389,111 pursuant to a private placement offering. Each consisted of one common share of the Corporation issued as a flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $.70 per share for a period of twelve months from the date of issue.

On December 29, 2005, the Company issued 4,543,296 units of the corporation at a price of $0.52 per unit for aggregate gross proceeds of up to $2,362,514 pursuant to a private placement offering. Each consisted of one common share of the Corporation issued as a flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $.70 per share for a period of twelve months from the date of issue.

The Company's board of directors has approved a share-based compensation plan, the purpose of which is to provide employees and directors of the Company with the opportunity to participate in the growth and development of the Company. The plan grants options that immediately vest.

A summary of the status of the Company's share option plan as at December 31, 2005 and August 31, 2005 and changes during the periods then ended is as follows:

	December 31 2005	Average Price	August 31 2005	Average Price
Balance - beginning of period	7,674,941	$ 0.310	2,880,000	$ 0.16
New options granted	250,000	0.380	3,679,000	0.35
Gold City Industries Ltd.	-	-	1,795,941	0.42
Exercised during the period	(200,000)	0.170	(500,000)	0.19
Expired during the period	(82,810)	0.483	(180,000)	0.20
Balance - end of period	7,642,131	$ 0.316	7,674,941	$ 0.31

During the period, 82,810 outstanding options to purchase common shares at a weighted average price of $0.483 per share were not exercised, and expired.

On October 2, 2005, the Company issued 250,000 options to purchase common shares of the Company at a price of $0.38 per share. Each option is exercisable at the option of the holder for a period of 5 years from the date of issuance. The options were issued pursuant to the share option plan of the Company.

The outstanding options of San Gold Resources Corporation were exchanged for options of San Gold Corporation on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for options of the Company on a 1 for 1.9321346 basis. In addition, 1,795,941 options were granted to Gold City Industries Ltd. option holders on amalgamation June 30, 2005.

The following options to purchase common shares were outstanding as at December 31, 2005:

Date granted	Price	Number outstanding	Expiry date
February 15, 2003	$ 0.170	400,000	February 15, 2008
July 5, 2004	0.150	2,000,000	July 5, 2009
October 5, 2004	0.170	179,000	October 5, 2009
June 30, 2005	0.290	380,408	May 6, 2007
June 30, 2005	0.386	507,211	September 8, 2008
June 30, 2005	0.580	25,878	April 8, 2009
June 30, 2005	0.483	799,634	May 31, 2009
August 8, 2005	0.380	3,100,000	August 8, 2010
October 2, 2005	0.380	250,000	October 2, 2010
		7,642,131	

A summary of the status of the Company's outstanding warrants as of December 31, 2005 and August 31, 2005 and changes during the periods then ended is as follows:

	December 31 2005	August 31 2005
Balance – beginning of period (as restated)	32,273,932	12,792,165
New warrants granted	6,730,410	8,763,707
Gold City Industries Ltd.	-	11,045,560
Warrants exercised	(4,212,890)	(307,500)
Warrants expired	(1,337,898)	(20,000)
Balance – end of period (as restated)	$ 33,453,554	$ 32,273,932

2,325,977 of the 2,345,977 warrants previously indicated as expired at August 31, 2005 were actually extended during the year ended August 31, 2005, leaving 32,273,932 warrants outstanding as at August 31, 2005 instead of the previously reported 29,947,955.

During the period 1,337,898 outstanding warrants to purchase common shares at a weighted average price of $0.773 per share were not exercised, and expired.

The outstanding warrants of San Gold Resources Corporation were exchanged for warrants of the Company on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for warrants of the Company on a 1 for 1.9321346 basis. In addition, 11,045,560 warrants were granted to Gold City Industries Ltd. option holders on amalgamation on June 30, 2005.

The following warrants to purchase common shares were outstanding as at December 31, 2005:

Date granted	Price	Number outstanding	Expiry date
January 21, 2004	0.390	3,002,300	January 16, 2006
March 4, 2004	0.500	2,325,977	March 4, 2006
July 27, 2004	0.280	6,388,888	July 7, 2006
December 31, 2004	0.500	1,545,208	December 31, 2006
June 28, 2005	0.650	5,757,723	June 28, 2007
June 30, 2005	1.063	113,864	January 8, 2006
June 30, 2005	0.869	207,031	March 12, 2006
June 30, 2005	0.580	931,612	July 9, 2006
June 30, 2005	0.599	2,639,567	July 26, 2006
June 30, 2005	0.580	1,552,686	August 19, 2006
June 30, 2005	0.599	2,063,262	October 29, 2006
July 28, 2005	0.650	1,460,776	July 28, 2007
November 15, 2005	0.700	1,205,000	November 15, 2006
December 2, 2005	0.700	3,258,762	December 2, 2006
December 29, 2005	0.700	2,266,648	December 29, 2006
		33,453,554	

9. **Contributed surplus**

Changes in contributed surplus consisted of the following:

	December 31 2005	August 31 2005
Balance, beginning of year	$ 4,171,274	$ -
Adjustment for prior year employee share options	-	471,200
Equity component of debentures	-	102,412
Warrants issued on Gold City Industries Ltd. amalgamation	-	830,167
Options issued on Gold City Industries Ltd. amalgamation	-	374,554
Warrants issued	1,083,652	1,267,102
Warrants exercised	(179,930)	-
Options issued	95,075	1,125,839
Options exercised	(50,506)	-
Options expired	(4,045)	-
Balance, end of year	$ 5,115,520	$ 4,171,274

10. Convertible debentures

On November 3, 2004, San Gold Resources Corporation completed the first closing of subordinate convertible, redeemable and retractable debentures in the amount of $1,538,000. On November 23, 2004, San Gold Resources Corporation completed the second closing of the offering of Debentures whereby it issued $441,000 principal amount of the Debentures. On November 23, 2004, San Gold Resources Corporation completed the third closing of the offering of Debentures whereby it issued $107,000 principal amount of the Debentures. On December 17, 2004, San Gold Resources Corporation completed the fourth closing of the offering of Debentures whereby it issued $25,000 principal amount of Debentures. The Debentures have a term of two years from the initial closing date, and bear interest at a rate of 9.5% per annum from the date of issuance until the first anniversary of the initial closing date, and 10.5% per annum in the second year from the initial closing date. The Debenture holders may elect to receive interest payments in common shares of the Company (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debenture holders into common shares of the Company at a price of $0.40 per share at any time after the first anniversary of the initial closing date. The Company may redeem the Debentures at any time at the option of the Company, subject to the right of the Debenture holders to convert their debentures into common shares upon notice of such redemption.

The following allocation of the convertible Debentures to debt and equity components is based on the net present value of future interest and principal payments with an estimated cost of borrowing without the conversion option of 13% for the Debentures:

	Debt	Equity	Total
Debentures outstanding	$ 2,071,822	$ 102,412	$ 2,174,234

The following schedule reflects the financing costs associated with the convertible debentures.

	Total
Accretion of debentures	$ 17,834
Interest	34,615
	$ 52,449

The difference between the accretion of the debt and accrued interest increases the debt component of the debentures from the initial carrying amount and is included in financing expense.

11. Income taxes

As a result of the amalgamation of San Gold Resources Corporation and Gold City Industries Ltd. there was a deemed tax year-end of June 29, 2005 for both corporations. The Company has selected December 31 as its new taxation year-end.

The provision for income taxes reflects an effective tax rate, which differs from the combined Canadian federal and provincial corporate tax rates for the following reasons:

	December 31 2005	August 31 2005
Loss for the year before income taxes	$ 6,952,421	$ 4,839,356
Combined statutory tax rate	37.12%	37.29%
Income tax recovery based on statutory rate	2,580,739	1,804,596
Valuation allowance	(2,580,739)	(1,804,596)
Recovery of income taxes	$ -	$ -

Significant components of the Company's future income tax assets and liabilities are as follows:

	December 31 2005	August 31 2005
Future income tax assets:		
Non-capital losses carried forward	$ 2,500,000	$ 2,000,000
Canadian exploration and development expense pools	28,700,000	34,500,000
	31,200,000	36,500,000
Future income tax liabilities:		
Property, plant and equipment	3,500,000	3,300,000
Net future income tax asset	34,700,000	39,800,000
Valuation allowance	(34,700,000)	(39,800,000)
	$ -	$ -

As at December 31, 2005, the Company had non-capital loss carry forward amounts available for income tax purposes of $7,001,000 that expire as follows:

Taxation year	December 31 2005	Expiry
2000	$ 448,000	December 31, 2006
2001	303,000	December 31, 2007
2002	472,000	December 31, 2008
2003	725,000	December 31, 2009
2004	1,195,000	December 31, 2013
2005	2,228,000	December 31, 2014
2005	1,630,000	December 31, 2015
	$ 7,001,000	

The Company has issued flow-through shares to finance certain of its exploration activities. The Company intends to renounce expenditures totalling the amount of flow-through shares issued to its shareholders and as a result, tax deductibility of these costs will not be available to the Company. As at December 31, 2005, the Company had yet to renounce to such shareholders $nil (August 31, 2005 - $3,248,325) of flow-through capital.

At December 31, 2005, the Company reported $79,374,000 (August 31, 2005 - $95,500,000) of unused cumulative Canadian exploration and development costs available to offset future taxable income. The tax benefits pertaining to these expenses are available for carry forward indefinitely.

12. Related party transactions

Wynne Mining Ltd, Wynne Drilling Ltd and Hugh Wynne	December 31 2005	August 31 2005
Balance, beginning of period	$ (175,582)	$ 140,370
Invoices received during the period	529,598	1,174,081
Management fees & Geological services	66,000	108,000
Cash expenses	32,406	14,339
Deposits received	-	10,000
Payments made	(547,064)	(1,504,372)
Shares issued	(59,440)	(118,000)
Balance, end of period	$ (154,082)	$ (175,582)

During the period, the Company purchased services for the sum of $500,559 (August 31, 2005 - $1,097,272) from Wynne Mining Ltd. and Wynne Drilling Ltd., companies controlled by Hugh Wynne, who is a director and chief executive officer of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. At December 31, 2005, the amounts due from related parties of $154,082 (August 31, 2005 - $175,582) are included in accounts receivable on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

W.S. Ferreira	December 31 2005	August 31 2005
Balance, beginning of period	$ 1,721	$ -
Geological services during the period	19,500	55,328
Cash expenses paid for San Gold Corporation	3,299	4,370
Cash deposited	-	10,000
Payments made	23,218	(57,977)
Shares issued	-	(10,000)
Balance, end of period	$ 1,301	$ 1,721

During the period, the Company purchased services for the sum of $19,500 (August 31, 2005 - $51,708) from W.S. Ferreira, who is a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. At December 31, 2005, the amounts due to related parties of $1,301 (August 31, 2005 - $1,721) are included in accounts payable and accrued liabilities on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

Richard Boulay	**December 31 2005**	**August 31 2005**
Balance, beginning of period	$ 19,260	$ 3,570
Management fees & geological services	24,000	98,520
Travel and other expenses	8,782	40,557
Payments made	(58,222)	(123,387)
Cash deposited	-	80,250
Shares issued	-	(80,250)
Balance, end of period	$ (6,180)	$ 19,260

During the period, the Company purchased services for the sum of $24,000 (August 31, 2005 - $48,000) from Richard Boulay, who is the chief financial officer and a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. At December 31, 2005, the amounts due to related parties of $19,260 (August 31, 2005 - $nil) are included in accounts payable and accrued liabilities on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

Dale Ginn	**December 31 2005**	**August 31 2005**
Balance, beginning of period	$ 13,260	$ -
Salary	33,240	-
Management fees & geological services	24,000	121,260
Travel and other expenses	20,000	20,000
Payments made	102,920	(128,000)
Cash deposited	-	84,000
Shares issued	-	(84,000)
Balance, end of period	$ (12,420)	$ 13,260

During the year, the Company purchased services for the sum of $24,000 before GST (August 31, 2005 - $121,260) from Dale Ginn, who is the president of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. At December 31, 2005, the amounts due from related parties of $12,420 (August 31, 2005 due to $13,260) are included in accounts receivable (August 31, 2005 in accounts payable and accrued liabilities) on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

13. Directors compensation

The directors of the Company do not receive any fixed salary or director's fees in their capacity as directors. The two independent directors of the Company are entitled to receive a fee of $1,000 per directors meeting held at the Rice Lake mine site and $300 per directors meeting held by telephone. This fee structure was implemented subsequent to August 31, 2005, and no fees were paid to the two outside directors during the period ended December 31, 2005.

14. Royalty obligation:

In December 2005 the Company's 100% owned subsidiary, Rice Lake Gold Corporation, entered into agreements with two unrelated investment partnerships Red Mile Resources No. 9 Limited Partnership and Red Mile Resources Fund No. 2 Limited Partnership (collectively, "Red Mile"). Rice Lake Gold Corporation sold to Red Mile a production royalty for proceeds of $10,000,000.

As part of this transaction, $10,000,000 of the sales price was loaned to a financial institution in exchange for a promissory note bearing interest at 6%, and has been pledged to secure the obligation under the royalty agreement. Pursuant to the agreement, the Company received $522,510 as a prepayment of interest on the promissory note. Of the prepayment of interest, $3,288 of interest was recognized in the current year. The balance is presented as deferred interest and will be recognized in 2006. Pursuant to the agreement the Company will receive $536,852 in the first quarter of 2006 for the indemnification provided to third parties for any breach of the royalty agreement by the Company. The funds received pursuant to the indemnification agreement will be presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement.

Annual royalties will be payable to Red Mile at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31, 2015 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 6493068 Canada Ltd., a 100% subsidiary of Rice Lake Gold Corporation, will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, Red Mile will have the right to sell ("Put") their partnership units to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to 6493068 Canada Ltd.'s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2015 inclusive. Minimum gold price thresholds of $875, $1,075 and $1,275 per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

15. Loss per share

The Company determines basic loss per common share on the weighted average number of outstanding common shares for the year. Fully diluted loss per share reflects the effect of potential exercises of options and warrants on loss per share that would be materially dilutive.

Net loss available to common shareholders is $3,146,521 (August 31, 2005 - $5,386,529). The weighted average common shares outstanding is 95,681,368 (August 31, 2005 - 78,666,288).

16. Financial Instruments

In the normal course of its operations, the Company is exposed to market risks, including credit risk, foreign currency, commodity price, interest rate and liquidity risk associated with underlying assets, liabilities and anticipated transactions. In order to manage these risks, the Company may enter into transactions, which makes use of derivative financial instruments. They may include gold forward sales and gold option contracts. There were no purchased or sold contracts during the period.

Credit risk

The Company is exposed to credit risk on accounts receivable.

Interest rate risk

The Company is exposed to interest rate risk as its long-term debt bears interest at variable rates.

17. Fair value of financial instruments

The fair values of marketable securities, accounts receivable, accounts payable, and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

18. Commitment

The Bissett mine is committed to a Mining Lease (ML 063) granted by the Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1, 1992. The licence fee is payable annually to the Province of Manitoba.

19. Subsequent events

On February 28, 2006, the Company issued $4,988,000 principal amount of 2 year senior secured convertible redeemable debentures (the "Debentures") pursuant to a private placement offering. The Debentures are convertible into common shares of the Issuer at the option of the holder at a price of $0.80 per common share at any time after the first anniversary of the initial closing date of the offering, being February 28, 2006. Interest in the amount of 10% per annum is payable on the Debentures.

On March 3, 2006, the Company issued 1,200,000 options to purchase common shares of the Company to certain investor relations consultants. The exercise price of the options is $0.65 per share and the options expire 5 years after issuance unless terminated earlier pursuant to the provisions of the stock option plan of the Company.

On March 23, 2006, the Company issued $1,967,000 principal amount of Debentures pursuant to a private placement offering.

On April 5, 2006, the Company issued $3,045,000 principal amount of Debentures pursuant to a private placement offering.

On April 19, 2006, the Company issued 2,000,000 common shares at a price of $1.00 per common share for aggregate gross proceeds of $2,000,000 to a single institutional investor pursuant to a private placement offering.

San Gold Corporation

Head Office
General Delivery
Bissett MB R0E 0J0

email: dginn@sangoldcorp.com

website: www.sangoldcorp.com

Management Discussion and Analysis
For the Period ending December 31, 2005

Dated: May 11, 2006

Management Discussion and Analysis
For the period ending December 31, 2005

1.1 Date of Report

May 11, 2006

1.2 Overall Performance

The following discussion and analysis of San Gold Corporation ("San Gold" or the "Company") should be read in conjunction with the Company's financial statements for the period (4 months) ending December 31, 2005 and notes thereto. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles.

Certain statements contained in the following Management Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performances or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. The recoverability of deferred expenditures is dependent upon: the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration, development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

On March 5, 2004, San Gold Resources Corporation and Gold City Industries Ltd. ("Gold City"), both publicly listed companies on the TSX Venture Exchange, entered into a Joint Venture Agreement to acquire 100% of the issued and outstanding shares (7,155,000 common) of Harmony Gold (Canada) Inc. through a newly formed corporation, Rice Lake Joint Venture Inc. Rice Lake Joint Venture Inc. was owned and controlled jointly by Gold City (50%) and San Gold Resources Corporation (50%). Effective March 17, 2004, Rice Lake Joint Venture Inc. acquired the shares of Rice Lake Gold Corporation (formerly Harmony Gold Corporation (Canada) Inc.) from Harmony Gold Mining Company Limited of South Africa. The purchase price including related transaction costs, of $7,757,961 consisted of $3,632,961 in cash and $4,125,000 in shares and warrants of Gold City and San Gold Resources Corporation.

On June 30, 2005 San Gold Resources Corporation and Gold City amalgamated to form the Company. The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of the Company for 1 share of San Gold Resources Corporation and issued 33,810,876 common shares to the shareholders of Gold City on a basis of 1 share of the Company for every 1.9321346 shares of Gold City. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources Corporation was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively. The date of the Company's first financial year end was August 31, 2005. Subsequently, the Company changed its financial year end to December 31.

The main business of Rice Lake Gold Corporation is the production of gold from underground ore reserves at the Rice Lake Mine in Bissett, Manitoba, Canada. Rice Lake Gold Corporation was incorporated on March 18, 1998. The Rice Lake Mine was placed on care and maintenance from August 8, 2001, and resumed limited operation in the first quarter of 2006 in anticipation of commercial production commencing in the second quarter of 2006. Additionally, the San Gold #1 Mine commenced the production of development ore in the first quarter of 2006 in anticipation of commercial production in the second quarter of 2006; together with the continued production of development ore as the mine workings are extended laterally and at depth. The Rice Lake mill, with a capacity of 1,250 tons per day, commenced break-in operations in the second quarter of 2006 and is expected to achieve commercial production status during the same second quarter. Until such time as both gold mines and the mill achieve commercial production and generate positive cash flow, Rice Lake Gold Corporation shall be dependent on the continued financial support of the Company.

For the period ended December 31, 2005, the Company has a loss of $3,146,521 (August 31, 2005 - $5,386,529). In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges.

The financings undertaken during the year, and subsequently, while substantial, may not be sufficient in and of themselves to enable the Company to fund all aspects of its operations for the forthcoming year. As at the end of April 2006, the Company has approximately $9,000,000 in cash on hand to fund exploration and production operations. If this amount proves inadequate to achieve self-sustaining gold production, the Company may be forced to pursue additional equity financing through a combination of exercise of existing warrants for the purchase of common shares and the issue of new equity or debt instruments. Although management has been successful in obtaining financing for the Company in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

1.3 Selected Annual and Quarterly Information

Note: Additional Annual and quarterly information is available in the Company's Financial Statements that are filed at www.sedar.com.

CONSOLIDATED BALANCE SHEET – As at December 31

ASSETS	December 31 2005		August 31 2005		August 31 2004
CURRENT ASSETS					
Cash	3,544,872	$	1,114,160	$	55,176
Accounts receivable	747,557		411,331		672,927
Prepaid expenses	137,181		2,978		30,354
	4,429,610		1,528,469		758,457
PROPERTY, PLANT & EQUIPMENT	21,715,304		20,975,293		4,521,868
OTHER ASSETS					
Collateral deposit	450,000		450,000		-
Deferred financing costs	110,023		146,525		-
Mining claims and options	174,649		155,649		77,449
Marketable securities	65,894		65,014		31,000
Promissory note	10,000,000		-		-
	10,800,566		817,188		108,449
	36,945,480	$	23,320,950		5,388,774
LIABILITIES					
CURRENT LIABILITIES					
Accounts payable & accrued liab.	2,281,332	$	1,152,240	$	346,708
Current portion long-term debt	106,416		107,736		6,204
Due to related parties	-		-		30,055
Convertible debentures	2,071,822		-		-
Deferred interest	549,223		-		-
	5,008,793		1,259,976		382,967
LONG-TERM LIABILITIES					
Asset retirement obligation	1,108,333		1,075,000		487,500
Convertible debentures	-		2,053,988		-
Long-term debt	347,205		380,867		24,279
Royalty obligation	10,000,000		-		-
	16,464,331		4,769,831		894,746
SHAREHOLDERS' EQUITY					
Share capital	32,839,089		24,380,430		7,739,793
Contributed surplus	5,115,520		4,171,274		-
Deficit	(17,473,460)		(10,000,585)		(3,245,765)
	36,945,480	$	23,320,950	$	5,388,774

Investment in and expenditures on mineral properties -

	Four month period ended December 31 2005	Year ended August 31 2005	Year ended August 31 2004
DIRECT EXPLORATION EXPENSES	$ 5,754,113	$ 2,713,414	$ 270,563
ACCRETION - CONVERTIBLE DEBENTURES	17,834	45,400	-
ACCRETION - ASSET RETIREMENT OBLIGATION	33,333	58,350	21,500
AMORTIZATION - DEFERRED FINANCING COSTS	42,460	102,806	-
AMORTIZATION - PROPERTY, PLANT & EQUIPMENT	14,944	26,810	12,427
INTEREST AND BANK CHARGES	57,541	174,756	220,434
GENERAL & ADMINISTRATIVE EXPENSES	995,390	2,011,189	620,555
SHARE-BASED COMPENSATION	91,030	1,125,839	-
LOSS FROM OPERATIONS	(7,006,645)	(6,258,564)	(1,145,479)
OTHER REVENUE			
Project management fees	-	92,036	70,970
Mineral exploration assistance program	44,675	79,493	104,140
Interest income	9,549	19,506	1,775
	54,224	191,035	176,885
LOSS FOR THE PERIOD BEFORE INCOME TAX	(6,952,421)	(6,067,529)	(968,594)
FUTURE INCOME TAX RECOVERY	3,805,900	681,000	-
LOSS FOR THE PERIOD	(3,146,521)	(5,386,529)	(968,594)
DEFICIT - BEGINNING OF THE PERIOD	(10,000,585)	(3,245,765)	(2,277,171)
SHARE-BASED COMPENSATION PRIOR YEARS	-	(471,200)	-
SHARE ISSUANCE COSTS	(520,454)	(216,091)	-
FUTURE INCOME TAX ON FLOW-THROUGH SHARES	(3,805,900)	(681,000)	-
DEFICIT - END OF THE PERIOD	$ (17,473,460)	$ (10,000,585)	$ (3,245,765)
Loss per common share: Basic	(0.03)	(0.12)	(0.05)
Fully diluted	(0.03)	(0.12)	(0.05)

1.4 Results of Operations

During the year ended December 31, 2005, and subsequently during the first four months of 2006, the Company has concentrated on developing the Rice Lake (Bissett) Mine that is located approximately 100 km west of Red Lake on the Western Uchi sub-province. It includes a fully-permitted 1,250 tonne per day mine, mill and infrastructure, and is the only operational facility in the Rice Lake Greenstone Belt (the "Belt"). The Company has also developed a new mine, the San Gold #1 Mine, located three kms east of the Rice Lake Mine.



Rice Lake Gold Mine, Bissett Manitoba

Additionally, the Company maintains an aggressive surface and drilling exploration program on the adjacent claims held by the Company and Rice Lake Gold Corporation. Overall, the Company controls 15 km of mine horizon, containing the Bissett Mine and 3 known deposits (SG #1, 2, and 3). In addition, it holds 7000 hectares of exploration property in the Belt, and has the ability to expand its holdings. The Belt is geologically similar to the Red Lake Camp, one of Canada's richest and most extensive gold deposits.

Financial operations have consisted solely of raising equity and expending funds on exploration, maintenance and limited pre-production expenses.

San #1 Gold Mine
Development is now underway at the 200 vertical foot level of the new mine, where the mineralized zone has been completely cross cut and developed for 82 feet (25 meters) in each of the east and west directions to date. Chip sampling has been conducted at each development face approximately every 10 feet (3 meters) over a total strike length of 177 feet (54 meters) so far. 275 chip samples have been taken with individual assays in the zone displaying a range of 0.03 to 1.00 ounces per ton. The weighted average of the zone for the developed strike length to date is 0.20 ounces per ton over an average width of 12.3 feet (3.75 meters). The underground sampling has confirmed the integrity of the grade estimates that were previously based only on surface drilling. The zone displays a near vertical dip with dry and excellent ground conditions encountered, which may lend itself to fully mechanized mining methods instead of the cut and fill method previously planned. The extents of this zone are open along strike to the east and west and at depth as well. Total mineral resources at this site stand at 215,000 ounces at a grade of 0.22 ounces per ton as determined by ACA Howe in May, 2005.

Rice Lake Gold Mine
Recent development on the 30th level (4600 feet deep) has been focused on the 3096 and 3097 stoping blocks which are areas that were partially developed in the late 1960's. Over 300 feet of raise and lateral development in the 3096 block have defined a high grade vein system above the developed level. 95 chip samples taken every 6 feet (1.8 meters) on raise development faces has yielded a weighted average of 0.55 ounces per ton over a true width of 5 feet (1.5 meters) for the full length (125 feet) of the raise (all assays over 1 ounce per ton were cut to one ounce per ton). Vein assays ranged from 0.04 ounces per ton to 3.75 ounces per ton with gold commonly visible in the development faces. Development has also commenced on the 28th level and the 29th level towards the high-grade "98" vein which contains

100,000 tons of 0.35 ounces per ton (ACA Howe, 2004) in the measured and indicated mineral resource category. Underground diamond drilling will commence on February 14, 2006 and will be target below the "96" Vein and the "AN Ext" Vein at 5300 feet deep, both of which were developed in the bottom mine levels at greater than 0.40 ounces per ton (ACA Howe, 2004). Current mineral resources stand at 550,000 ounces at a grade of 0.29 ounces per ton as determined by ACA Howe in 2004. This deposit is open at depth and in other locations and holds the potential for high-grade gold veins and shoots. Additional mining equipment including a two boom jumbo are being transported and re-assembled near the 5,000 foot level.

Rice Lake Mill
The Rice Lake mill (1,250 tons per day capacity) commenced processing lower grade development rock and cleanup material on March 1st, 2006. Milling of development and production ores began thereafter once the "bed down" and tune up procedures were completed to the satisfaction of management. An additional Knelson gravity circuit has been installed and is expected to improve overall recoveries from 93% to 96% which is in line with recoveries achieved in the 1930's to the 1960's.

Exploration
The first of two surface diamond drills has commenced drilling on the Oro Grande property located 30 kilometers south-east of the Rice Lake Gold Mine. An intensive drilling program will target below and around the high-grade past producing Oro Grande and Gunnar gold mines. The mine horizon between the Rice Lake Gold Mine and the San Gold #1 Mine (approximately 3 kilometers) will be drill tested by a third rig now that the haulage road and surface grid has been established.

Other
San Gold geologists have commenced mineral resource calculations on the San Gold #3 deposit, located 6 kilometers east of the Rice Lake Gold Mine. Results will be made available when independent audit and confirmation has been completed.

San Gold management is currently evaluating development options at the two mine sites in order to accelerate and increase planned production from its base plan of 800 tons per day before the end of 2006.

On April 4, 2006, Mr. Dale Ginn, President, announced the commencement of commercial production at the Rice Lake mill. Mr. Ginn further stated… "The Rice Lake mill, with a 1,250-ton-per-day capacity, has undergone a program of repair and upgrading, including preproduction repairs to the primary ball mill trunion bearings, installation of an additional gravity recovery circuit, and the implementation of new surveillance and security systems. No major problems were encountered during preliminary mill tune-up operations. As well, preproduction mill tests met or exceeded all technical benchmarks.

Initially, the mill will be run at up to 1,000 tons per day, 24 hours per day and will process development ore which has been stockpiled on surface and underground. Lower-grade development ore is being processed first since it is normal for gold and gold-bearing particles to lodge and to initially remain entrapped in the milling equipment, known as the bed-down period. The mill head grades will be increased over the next few weeks by blending remaining development ore with higher-grade production ore. Once this process is completed and the head grades are stabilized, the mill is expected to run at its planned 95 per cent gold recovery benchmark."

On March 21 2006 the Company announced a new exploration program on the Cartwright claim located approximately 1 km west of the Rice Lake mill. Mr. Dale Ginn, President, reported that the Company …… "has discovered high-grade gold mineralization to the west of the company's Rice Lake gold mine along the unexplored strike extension of the geological formation that has so far produced 1.5 million ounces of gold at the Rice Lake Mine. San Gold recently initiated a program to examine the full lateral extent of the Rice Lake Mine productive horizon by surface drilling to the west of the mine and to the east of the mine. No such work had previously been undertaken due to the proximity of property boundaries of claims owned by other parties. The first hole of the "western" part of the Rice Lake Mine surface exploration program was drilled one kilometre west of the Rice Lake Mine headframe and encountered the following very significant intersection:

Hole	From	To	Length	Au
No.	m	m	m	g/t
CW-06-01	158.3	161.7	3.4	21.0

This hole has confirmed the western extension of the productive "Mine horizon," historically known as the "SAM unit," a mafic volcanic formation which contains all of the quartz veins that have been mined in the Rice Lake Mine to date. The nearest mine workings extending from the Rice Lake Mine are within 300 metres of this drill hole on the third level (120-metre depth). Hole CW-06-01 encountered the 21 grams per tonne (g/t) intersection within quartz-carbonate veining mineralized by pyrite and occasional fine visible gold, all of which were contained within the mine horizon. The extended zone and the mine horizon are open in all directions. Due to the significance of this discovery, a second surface drill rig has been mobilized and is now drilling at this site."

1.5 Summary of Quarterly Results

Summary of Quarterly Results

Three Months ended ($)	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2005 Q1	2005 Q2	2005 Q3	2005 Q4
Revenue	-	-	-	44,690	27,113	64,923	-	-
Net Income	(151,710)	(37,942)	(243,385)	(383,433)	(320,542)	(1,065,573)	(1,123,178)	(957,770)
Basic and diluted earnings/share	(0.0161)	(0.0023)	(0.0122)	(0.0141)	(0.0094)	(0.0499)	(0.0510)	(0.050)

1.6 Liquidity

As at December 31, 2005, San Gold had $4,429,610 in cash and cash equivalents compared to $1,528,469 on August 31, 2005 and $758,457 on August 31, 2004. As at December 31, 2005 the Company had a working capital deficit of $579,183 compared to positive working capital of $268,493 on August 31, 2005 and positive working capital $375,490 on August 31, 2004.

The Company is currently meeting all of the financial obligations necessary to maintain its assets and to carry the Rice Lake and San Gold #1 mines into commercial production.

1.7 Capital Resources

As at April 28, 2006 the Company had working capital of approximately $9,000,000, sufficient to complete its mine and mill development plans and to carry out its planned exploration programs during 2006. Management is confident that additional funds can be raised by the issuance of additional equity, as required.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

1.9 Transactions with Related Parties

Period ended December 31, 2005

Wynne Mining Ltd., Wynne Drilling Ltd. and Hugh Wynne	December 31 2005	August 31 2005
Balance, beginning of period	$ (175,582)	$ 140,370
Invoices received during the period	529,598	1,174,081
Management fees & Geological services	66,000	108,000
Cash expenses	32,406	14,339
Deposits received	-	10,000
Payments made	(547,064)	(1,504,372)
Shares issued	(59,440)	(118,000)
Balance, end of period	$ (154,082)	$ (175,582)

During the period, the Company purchased services for the sum of $500,559 (August 31, 2005 - $1,097,272) from Wynne Mining Ltd. and Wynne Drilling Ltd., companies controlled by Hugh Wynne, who is a director and Chairman and Chief Executive Officer of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. At December 31, 2005, the amounts due from related parties of $154,082 (August 31, 2005 - $175,582) are included in accounts receivable on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

Richard Boulay	December 31 2005	August 31 2005
Balance, beginning of period	$ 19,260	$ 3,570
Management fees & geological services	24,000	98,520
Travel and other expenses	8,782	40,557
Payments made	(58,222)	(123,387)
Cash deposited	-	80,250
Shares issued	-	(80,250)
Balance, end of period	$ (6,180)	$ 19,260

During the period, the Company purchased services for the sum of $24,000 (August 31, 2005 - $48,000) from Richard Boulay, who is the chief financial officer and a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. At December 31, 2005, the amounts due to related parties of $19,260 (August 31, 2005 - $nil) are included in accounts payable and accrued liabilities on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

Dale Ginn	December 31 2005	August 31 2005
Balance, beginning of period	$ 3,260	$ -
Salary	33,240	-
Management fees & geological services	24,000	121,260
Travel and other expenses	20,000	20,000
Payments made	102,920	(128,000)
Cash deposited	-	84,000
Shares issued	-	(84,000)
Balance, end of period	$ (12,420)	$ 13,260

During the year, the Company purchased services for the sum of $24,000 before GST (August 31, 2005 - $121,260) from Dale Ginn, who is the President of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. At December 31, 2005, the amounts due from related parties of $12,420 (August 31, 2005 due to $13,260) are included in accounts receivable (August 31, 2005 in accounts payable and accrued liabilities) on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

Directors' compensation

The directors of the Company do not receive any fixed salary or director's fees in their capacity as directors. The two independent directors of the Company currently each receive a fee of $1,000 per directors meeting held at the Rice Lake mine site and $300 per directors meeting held by telephone. This fee structure was implemented subsequent to August 31, 2005, and no fees were paid to the two outside directors during the year ended December 31, 2005.

1.10 Period ending December 31, 2005

On June 30, 2005 San Gold Resources Corporation and Gold City amalgamated to form the Company. The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of the Company for 1 share of San Gold Resources Corporation and issued 33,810,876 common shares to the shareholders of Gold City on a basis of 1 share of the Company for every 1.9321346 shares of Gold City. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources Corporation was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively.

1.11 Proposed Transactions

The Company intends to pursue new business opportunities in the Rice Lake gold belt from time to time. In December 2005, the Company entered into a Royalty Agreement with Red Mile Resources partnerships and funds whereby it received funds in return for a royalty participation agreement. The Company may pursue similar arrangements during 2006.

1.12 Critical Accounting Estimates

This section is not applicable to the Company as the Company has no material accounting estimates.

1.13 Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company's existing accounting policies. The financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

1.14 Financial Instruments and Other Instruments

It is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments. The fair value of its financial instruments approximates the carrying amount.

1.15 Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

At this time, the Company has no revenues and acquires its operating funds by means of equity issues. The proportion of funds spent on direct operating expenses compared to general expenses is highly variable from quarter to quarter and year to year, depending on the Company's ability to raise exploration and development capital and its exploration and development activities.

Share Capital

Authorized: Unlimited number of common shares

Issued: 95,681,368 common shares (August 31, 2005 - 78,666,288)

	December 31 2005	August 31 2005
Shares subscribed	$ 500,563	$ 3,020
Shares issued	32,338,526	24,377,410
	$ 32,839,089	$ 24,380,430

On February 24, 2005, San Gold Resources Corporation issued 35,000 common shares at a price of $0.39 per common share for aggregate gross proceeds of $13,650 upon the exercise of warrants by certain warrant holders of San Gold Resources Corporation.

On February 28, 2005, San Gold Resources Corporation issued 30,000 common shares to Peter Dunlop at a price of $0.20 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated April 29, 2004.

On March 11, 2005, San Gold Resources Corporation issued 200,000 common shares at a price of $0.17 per common share for aggregate gross proceeds of $34,000 to a director upon exercise of incentive share options.

On March 24, 2005, San Gold Resources Corporation issued 60,000 common shares to Greenbelt Gold Mines Inc. at a price of $0.47 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated January 6, 2005.

On March 24, 2005, San Gold Resources Corporation issued 50,000 common shares at a price of $0.50 per common share for gross aggregate proceeds of $25,000 upon the exercise of warrants by a warrant holder of San Gold Resources Corporation.

On June 28, 2005, San Gold Resources Corporation issued 5,757,723 units at a price of $0.45 per unit for gross aggregate proceeds of $2,590,975. Each unit comprised of one common share of San Gold Resources Corporation issued as a flow-through share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of $.65 per share for a period of twelve months from the date of issue and, if the warrant is unexercised at such date, at a price of $0.85 for a period of twelve months thereafter.

On June 30, 2005, San Gold Resources Corporation issued 50,000 common shares to Peter Dunlop at a price of $0.40 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated April 29, 2004.

On June 30, 2005, 43,172,136 common shares of the Company were issued in exchange for shares of San Gold Resources Corporation on a basis of 1 share of the Company for 1 share of San Gold Resources Corporation.

On June 30, 2005, 33,810,876 common shares of the Company were issued in exchange for shares of Gold City on a basis of 1 share of the Company for 1.9321346 shares of Gold City.

On July 28, 2005 the Company issued 1,460,776 units at a price of $.45 per unit for gross aggregate proceeds of $661,849. Each unit comprised of one common share of the Company issued as a flow through share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $.65 per share for a period of twelve months from the date of issue and, if the warrant is unexercised at such date, at a price of $.85 for a period of twelve months thereafter.

On August 24, 2005, the Company issued 222,500 common shares at a price of $0.39 per common share for gross aggregate proceeds of $86,775 upon the exercise of warrants by certain warrant holders of the Company.

On September 22 2005, an institutional investor exercised 2,199,640 warrants to purchase common shares of the Company at a price of $0.59923 per share for gross aggregate proceeds of $1,318,090.

On September 23, 2005, 37,500 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $14,625.

On October 2, 2005, the Company issued 250,000 options to purchase common shares of the Company to certain directors of the Company. The exercise price of the options is $0.38 per share and the options expire five years after issuance unless terminated earlier pursuant to the provisions of the stock option plan of the Company.

On October 12, 2005, 200,000 options to purchase common shares were exercised at a price of $0.17 per share for a gross aggregate proceeds of $34,000.

On November 15, 2005, 152,000 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $59,280.

On November 16, 2005, 40,000 common shares at a price of $0.475 per share for gross aggregate proceeds of $19,000 were issued to Bruce Corbett pursuant to an agreement to acquire mineral claim W-5284.

On November 23, 2005, 377,154 common shares were issued at a price of $0.40 per share for gross aggregate proceeds of $150,862 as the first interest payment on its convertible debentures.

On December 02, 2005, 87,500 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $34,125.

On December 19, 2005, 460,500 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $179,595.

On December 22, 2005, 705,000 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $274,950.

On December 31, 2005, 570,750 warrants to purchase common shares were exercised at a price of $0.39 per share for gross aggregate proceeds of $222,593.

On November 15, 2005, the Company issued 2,410,000 units of the corporation at a price of $0.52 per unit for aggregate gross proceeds of up to $1,253,200 pursuant to a private placement offering. Each consisted of one common share of the Company issued as a flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.70 per share for a period of twelve months from the date of issue.

On December 2, 2005, the Company issued 6,517,523 units of the corporation at a price of $0.52 per unit for aggregate gross proceeds of up to $3,389,111 pursuant to a private placement offering. Each consisted of one common share of the Company issued as a flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.70 per share for a period of twelve months from the date of issue.

On December 29, 2005, the Company issued 4,543,296 units of the corporation at a price of $0.52 per unit for aggregate gross proceeds of up to $2,362,514 pursuant to a private placement offering. Each consisted of one common share of the Company issued as a flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.70 per share for a period of twelve months from the date of issue.

The Company's board of directors has approved a share-based compensation plan, the purpose of which is to provide employees and directors of the Company with the opportunity to participate in the growth and development of the Company.

A summary of the status of the Company's share option plan as at December 31, 2005 and August 31, 2005 and changes during the periods then ended is as follows:

	December 31 2005	Average Price		August 31 2005	Average Price	
Balance - beginning of period	7,674,941	$	0.310	2,880,000	$	0.16
New options granted	250,000		0.380	3,679,000		0.35
Gold City Industries Ltd.	-		-	1,795,941		0.42
Exercised during the period	(200,000)		0.170	(500,000)		0.19
Expired during the period	(82,810)		0.483	(180,000)		0.20
Balance - end of period	7,642,131	$	0.316	7,674,941	$	0.31

During the period, 82,810 outstanding options to purchase common shares at a weighted average price of $0.483 per share were not exercised and expired.

On October 2, 2005, the Company issued 250,000 options to purchase common shares of the Company at a price of $0.38 per share. Each option is exercisable at the option of the holder for a period of 5 years from the date of issuance. The options were issued pursuant to the share option plan of the Company.

The outstanding options of San Gold Resources Corporation were exchanged for options of the Company on a 1 for 1 basis and the outstanding options of Gold City were exchanged for options of the Company on a 1 for 1.9321346 basis. As a result, 1,795,941 options were granted to Gold City option holders on amalgamation on June 30, 2005.

The following options to purchase common shares were outstanding as at December 31, 2005:

Date granted	Price	Number outstanding	Expiry date
February 15, 2003	$ 0.170	400,000	February 15, 2008
July 5, 2004	0.150	2,000,000	July 5, 2009
October 5, 2004	0.170	179,000	October 5, 2009
June 30, 2005	0.290	380,408	May 6, 2007
June 30, 2005	0.386	507,211	September 8, 2008
June 30, 2005	0.580	25,878	April 8, 2009
June 30, 2005	0.483	799,634	May 31, 2009
August 8, 2005	0.380	3,100,000	August 8, 2010
October 2, 2005	0.380	250,000	October 2, 2010
		7,642,131	

A summary of the status of the Company's outstanding warrants as of December 31, 2005 and August 31, 2005 and changes during the periods then ended is as follows:

	December 31 2005	August 31 2005
Balance – beginning of period (as restated)	32,273,932	12,792,165
New warrants granted	6,730,410	8,763,707
Gold City Industries Ltd.	-	11,045,560
Warrants exercised	(4,212,890)	(307,500)
Warrants expired	(1,337,898)	(20,000)
Balance – end of period (as restated)	$ 33,453,554	$ 32,273,932

2,325,977 of the 2,345,977 warrants previously indicated as expired at August 31, 2005 were extended during the year ended August 31, 2005, leaving 32,273,932 warrants outstanding as at August 31, 2005 instead of the previously reported 29,947,955.

During the period 1,337,898 outstanding warrants to purchase common shares at a weighted average price of $0.773 per share were not exercised, and expired.

The outstanding warrants of San Gold Resources Corporation were exchanged for warrants of the Company on a 1 for 1 basis and the outstanding options of Gold City were exchanged for warrants of the Company on a 1 for 1.9321346 basis. As a result, 11,045,560 warrants were granted to Gold City warrant holders on amalgamation on June 30, 2005.

The following warrants to purchase common shares were outstanding as at December 31, 2005:

Date granted	Price	Number outstanding	Expiry date
January 21, 2004	0.390	3,002,300	January 16, 2006
March 4, 2004	0.500	2,325,977	March 4, 2006
July 27, 2004	0.280	6,388,888	July 7, 2006
December 31, 2004	0.500	1,545,208	December 31, 2006
June 28, 2005	0.650	5,757,723	June 28, 2007
June 30, 2005	1.063	113,864	January 8, 2006

June 30, 2005	0.869	207,031	March 12, 2006
June 30, 2005	0.580	931,612	July 9, 2006
June 30, 2005	0.599	2,639,567	July 26, 2006
June 30, 2005	0.580	1,552,686	August 19, 2006
June 30, 2005	0.599	2,063,262	October 29, 2006
July 28, 2005	0.650	1,460,776	July 28, 2007
November 15, 2005	0.700	1,205,000	November 15, 2006
December 2, 2005	0.700	3,258,762	December 2, 2006
December 29, 2005	0.700	2,266,648	December 29, 2006
		33,453,554	

Contributed surplus

Changes in contributed surplus consisted of the following:

	December 31 2005	August 31 2005
Balance, beginning of year	$ 4,171,274	$ -
Adjustment for prior year employee share options	-	471,200
Equity component of debentures	-	102,412
Warrants issued on Gold City Industries Ltd. amalgamation	-	830,167
Options issued on Gold City Industries Ltd. amalgamation	-	374,554
Warrants issued	1,083,652	1,267,102
Warrants exercised	(179,930)	-
Options issued	95,075	1,125,839
Options exercised	(50,506)	-
Options expired	(4,045)	-
Balance, end of year	$ 5,115,520	$ 4,171,274

Convertible debentures

On November 3, 2004, San Gold Resources Corporation completed the first closing of subordinate convertible, redeemable debentures ("Debentures") in the amount of $1,538,000. On November 23, 2004, San Gold Resources Corporation completed the second closing of the offering of Debentures whereby it issued $441,000 principal amount of the Debentures. On November 23, 2004, San Gold Resources Corporation completed the third closing of the offering of Debentures whereby it issued $107,000 principal amount of the Debentures. On December 17, 2004, San Gold Resources Corporation completed the fourth closing of the offering of Debentures whereby it issued $25,000 principal amount of Debentures. The Debentures have a term of two years from the initial closing date, and bear interest at a rate of 9.5% per annum from the date of issuance until the first anniversary of the initial closing date, and 10.5% per annum in the second year from the initial closing date. The Debenture holders may elect to receive interest payments in common shares of the Company (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debenture holders into common shares of the Company at a price of $0.40 per share at any time after the first anniversary of the initial closing date. The Company may redeem the Debentures at any time at the option of the Company, subject to the right of the Debenture holders to convert their Debentures into common shares upon notice of such redemption. Upon the amalgamation of San Gold Resources Corporation and Gold City on June 30, 2005 to form the Company the Debentures became obligations of the Company.

The following allocation of the convertible Debentures to debt and equity components is based on the net present value of future interest and principal payments with an estimated cost of borrowing without the conversion option of 13% for the Debentures:

	Debt	Equity	Total
Debentures outstanding	$ 2,071,822	$ 102,412	$ 2,174,234

The following schedule reflects the financing costs associated with the Debentures.

	Total
Accretion of Debentures	$ 17,834
Interest	34,615
	$ 52,449

The difference between the accretion of the debt and accrued interest increases the debt component of the Debentures from the initial carrying amount and is included in financing expense.

Subsequent Share Capital Events

On February 28, 2006, the Company issued $4,988,000 principal amount of 2 year senior secured convertible redeemable debentures (the "2006 Debentures") pursuant to a private placement offering. The 2006 Debentures are convertible into common shares of the Company at the option of the holder at a price of $0.80 per common share at any time after the first anniversary of the initial closing date of the offering, being February 28, 2006. Interest in the amount of 10% per annum is payable on the 2006 Debentures.

On March 3, 2006, the Company issued 1,200,000 options to purchase common shares of the Company to certain investor relations consultants. The exercise price of the options is $0.65 per share and the options expire 5 years after issuance unless terminated earlier pursuant to the provisions of the stock option plan of the Company.

On March 23, 2006, the Company issued $1,967,000 principal amount of 2006 Debentures pursuant to a private placement offering.

On April 5, 2006, the Company issued $3,045,000 principal amount of 2006 Debentures pursuant to a private placement offering.

On April 19, 2006, the Company issued 2,000,000 common shares at a price of $1.00 per common share for aggregate gross proceeds of $2,000,000 to a single institutional investor pursuant to a private placement offering.

Royalty Obligation

In December 2005 the Company's 100% owned subsidiary (through Rice Lake Joint Venture Inc.), Rice Lake Gold Corporation, entered into agreements with two unrelated investment partnerships Red Mile Resources No. 9 Limited Partnership and Red Mile Resources Fund No. 2 Limited Partnership (collectively, "Red Mile"). Rice Lake Gold Corporation sold to Red Mile a production royalty for proceeds of $10,000,000.

As part of this transaction, $10,000,000 of the sale price was loaned to a financial institution in exchange for a promissory note bearing interest at 6%, and has been pledged to secure the obligation under the royalty agreement. Pursuant to the agreement, the Company received

$522,510 as a prepayment of interest on the promissory note. Of the prepayment of interest, $3,288 of interest was recognized in the current year. The balance is presented as deferred interest and will be recognized in 2006. Pursuant to the agreement the Company will receive $536,852 in the first quarter of 2006 for the indemnification provided to third parties for any breach of the royalty agreement by the Company. The funds received pursuant to the indemnification agreement will be presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement.

Annual royalties will be payable to Red Mile at rates ranging from $5.00 to $49.51 per ounce of gold produced during the period of the agreement to the later of December 31, 2015 and five years after the end of commercial production from the mine. During the term of the agreements, the Company is entitled to have amounts held under the promissory notes used to make payments under the royalty obligations.

Under certain circumstances, 6493068 Canada Ltd., a 100% subsidiary of Rice Lake Gold Corporation, will have the right to purchase ("Call") the Red Mile partnership units or the right to receive the royalty at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to Rice Lake Gold Corporation under the promissory note. Under certain circumstances, Red Mile will have the right to sell ("Put") their partnership units to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to 6493068 Canada Ltd.'s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

In addition to the royalty, Rice Lake Gold Corporation has granted a net profit interest ("NPI") for the years 2011 to 2015 inclusive. Minimum gold price thresholds of $875, $1,075 and $1,275 per ounce trigger NPI levels of 1%, 2% and 3% respectively. No NPI is payable until Rice Lake Gold Corporation recovers its capital invested including reserve and interest charges.

Disclosure Controls and Procedures

Management has ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Corporation is disclosed on a timely basis, particularly, information relevant to the period in which annual filings are being prepared. Management believes these disclosure controls and procedures have been effective during the reporting period covered by this document.

Additional Information

Additional information relating to the Company is available on the internet at the SEDAR website located at www.sedar.com and at the Company's website at www.sangoldcorp.com.

Form 52-109F1 – Certification of Annual Filings

San Gold Corporation

I, Richard Boulay, Chief Financial Officer of San Gold Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the annual period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: May 11, 2006

"Richard Boulay"
Richard Boulay
Chief Financial Officer,
San Gold Corporation

Form 52-109F1 – Certification of Annual Filings

San Gold Corporation

I, Hugh Wynne, Chairman and Chief Executive Officer of San Gold Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of San Gold Corporation (the issuer), for the annual period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: May 11, 2006

"Hugh Wynne"
Hugh Wynne
Chairman and Chief Executive Officer,
San Gold Corporation

RECEIVED
2007 AUG -7 A 3:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAN GOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

Scarrow & Donald LLP

SCARROW & DONALD LLP
CHARTERED ACCOUNTANTS
100 - Five Donald Street
Winnipeg, Manitoba R3L 2T4
Telephone: (204) 982-9800
Fax: (204) 474-2886
www.scarrowdonald.mb.ca

December 30, 2005

AUDITORS' REPORT

To the Board of Directors of
San Gold Corporation:

We have audited the consolidate balance sheet of San Gold Corporation as at August 31, 2005 and the consolidated statements of operations and deficit and cash flow for the year then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of San Gold Corporation as at August 31, 2005 and the results of its operations and its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at August 31, 2004 were reported on by other auditors who expressed an opinion without reservation on those statements in their report dated January 14, 2005.

"Scarrow & Donald LLP"

Chartered Accountants
Winnipeg, Canada

SAN GOLD CORPORATION
CONSOLIDATED BALANCE SHEET
AUGUST 31, 2005

ASSETS

		2005		2004
CURRENT				
Cash	$	1,114,160	$	55,176
Accounts receivable		411,331		672,927
Prepaid expenses		2,978		30,354
		1,528,469		758,457
PROPERTY, PLANT & EQUIPMENT (Note 5)		20,975,293		4,521,868
OTHER ASSETS				
Collateral deposit (Note 7)		450,000		-
Deferred financing costs		146,525		-
Mining claims and options (Note 6)		155,649		77,449
Marketable securities (Note 4)		65,014		31,000
		817,188		108,449
	$	**23,320,950**	**$**	**5,388,774**

LIABILITIES

		2005		2004
CURRENT				
Accounts payable & accrued liabilities	$	1,152,240	$	376,763
Current portion long-term debt (Note 7)		107,736		6,204
		1,259,976		382,967
LONG-TERM LIABILITIES				
Asset retirement obligation		1,075,000		487,500
Convertible debentures (Note 10)		2,053,988		-
Long-term debt (Note 7)		380,867		24,279
	$	3,509,855	$	511,779

SHAREHOLDERS' EQUITY

		2005		2004
Share capital (Note 8)	$	24,380,430	$	7,739,793
Contributed surplus (Note 9)		4,171,274		-
Deficit		(10,000,585)		(3,245,765)
	$	18,551,119	$	4,494,028
	$	**23,320,950**	**$**	**5,388,774**

APPROVED BY THE BOARD:

"Hugh Wynne" Director

"Dale Ginn" Director

The accompanying notes form an integral part of these financial statements

SAN GOLD CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED AUGUST 31, 2005

	2005	2004
DIRECT EXPLORATION EXPENSES	$ 2,713,414	$ 270,563
ACCRETION - CONVERTIBLE DEBENTURES	45,400	21,500
ACCRETION - ASSET RETIREMENT OBLIGATION	58,350	-
AMORTIZATION - DEFERRED FINANCING COSTS	102,806	-
AMORTIZATION - PROPERTY, PLANT & EQUIPMENT	26,810	12,427
INTEREST AND BANK CHARGES	174,756	220,434
GENERAL & ADMINISTRATIVE EXPENSES	2,011,189	620,555
SHARE-BASED COMPENSATION	1,125,839	-
LOSS FROM OPERATIONS	(6,258,564)	(1,145,479)
OTHER REVENUE		
Project management fees	92,036	70,970
Mineral exploration assistance program	79,493	104,140
Interest income	19,506	1,775
	191,035	176,885
LOSS FOR THE YEAR BEFORE INCOME TAX	(6,067,529)	(968,594)
FUTURE INCOME TAX RECOVERY	681,000	-
LOSS FOR THE YEAR	**$ (5,386,529)**	**$ (968,594)**
DEFICIT - BEGINNING OF THE YEAR	(3,245,765)	(2,277,171)
SHARE-BASED COMPENSATION PRIOR YEARS	(471,200)	-
SHARE ISSUANCE COSTS	(216,091)	-
FUTURE INCOME TAX ON FLOW-THROUGH SHARES	(681,000)	-
DEFICIT - END OF THE YEAR	**$ (10,000,585)**	**$ (3,245,765)**
Loss per common share: Basic	**$ (0.12)**	**$ (0.05)**
Diluted	**$ (0.12)**	**$ (0.05)**

The accompanying notes form an integral part of these financial statements

SAN GOLD CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE YEAR ENDED AUGUST 31, 2005

		2005		2004
OPERATING ACTIVITIES				
Loss for the year	$	(5,386,529)	$	(968,594)
Items not affecting cash:				
Accretion - convertible debentures		45,400		-
Accretion - asset retirement obligation		58,350		21,500
Amortization - deferred financing costs		102,806		-
Amortization - property plant & equipment		26,810		12,427
Share-based compensation		1,125,839		-
Future income tax recovery		(681,000)		-
Non-cash financing charges		-		125,000
Net change in non-cash working capital accounts		(230,366)		(431,343)
		(4,938,690)		(1,241,010)
INVESTING ACTIVITIES				
Acquisition of Rice Lake Gold Corporation		-		(1,878,981)
Purchase of mining options		(30,000)		(25,000)
Purchase of property, plant & equipment		(393,304)		(55,023)
Purchase of marketable securities		-		(31,000)
Amalgamation costs		(54,512)		-
		(477,816)		(1,990,004)
FINANCING ACTIVITIES				
Proceeds from shares issued		4,889,865		3,476,592
Proceeds from long-term debt		450,000		1,331,000
Proceeds from debentures		2,111,000		-
Collateral deposit		(450,000)		-
Convertible debt issue costs		(262,040)		-
Share issue costs		(203,382)		-
Repayment of long-term debt		(59,953)		(1,522,017)
		6,475,490		3,285,575
CHANGE IN CASH		1,058,984		54,561
CASH, BEGINNING OF THE YEAR		55,176		615
CASH, END OF THE YEAR	$	1,114,160	$	55,176
Supplementary Information				
Interest paid	$	12,876	$	92,552

The accompanying notes form an integral part of these financial statements

1 Nature of operations and going concern assumption

San Gold Resources Corporation was incorporated under the laws of Manitoba on January 7, 1997. The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. Until it is determined that properties contain mineral reserves or resources that can be economically mined, they are classified as exploration properties. The recoverability of deferred expenditures is dependent upon; the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration; development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

On March 5, 2004, the Company and Gold City Industries Ltd. (Gold City), both publicly listed companies on the Toronto Venture Exchange, entered into a Joint Venture Agreement to acquire 100% of the issued and outstanding shares (7,155,000 common) of Harmony Gold (Canada) Inc. through a newly formed corporation, Rice Lake Joint Venture Inc. Rice Lake Joint Venture Inc. was owned and controlled jointly by Gold City (50%) and San Gold Resources Corporation (50%). Effective March 17, 2004, Rice Lake Joint Venture Inc. acquired the shares of Rice Lake Gold Corporation (formerly Harmony Gold Corporation (Canada) Inc.) from Harmony Gold Mining Company Limited of South Africa. The purchase price including related transaction costs, of $7,757,961 consisted of $3,632,961 in cash and $4,125,000 in shares and warrants of Gold City and San Gold Resources Corporation.

On June 30, 2005, San Gold Resources Corporation and Gold City Industries Ltd. amalgamated to form a new corporation called San Gold Corporation ("the Company"). The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of San Gold Corporation for 1 share of San Gold Resources Corporation and issued 33,810,876,common shares to the shareholders of Gold City Industries Ltd. on a basis of 1 share of San Gold Corporation for every 1.9321346 shares of Gold City Industries Ltd. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City Corporation were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City Industries Ltd. shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively. The date of the Company's first financial year-end will be August 31, 2005. Subsequently, the Company proposes to change its financial year-end to December 31.

The main business of Rice Lake Gold Corporation is the production of gold from underground ore reserves at the Bissett mine in Manitoba, Canada. Rice Lake Gold Corporation was incorporated on March 18, 1998. The mine was placed on care and maintenance from August 8, 2001, and is currently not producing gold. The Company advances operational funding to Rice Lake Gold Corporation. Active ore production is dependent upon the market price of gold ore, management of production and capital costs, and adequate capital resources to fund operational activities. Rice Lake Gold Corporation and Rice Lake Joint Venture Inc. are dependent on the continued financial support of the Company to fund operations on an ongoing basis.

For the year ended August 31, 2005, the Company has a loss of $5,386,529 (2004 - $968,594) including its proportionate loss on the operations of Rice Lake Joint Venture Inc. since acquisition. In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges.

The events undertaken during the year, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations for the forthcoming year. Accordingly, with the above activities now completed, management is pursuing other financing alternatives to fund its operations and to continue the Company's activities as a going concern. Management is currently seeking to secure the necessary financing through a combination of exercise of existing warrants for the purchase of common shares, the issue of new equity or debt instruments, the entering into of joint venture agreements, and gold production. Although management may have been successful in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that may be necessary were the going concern assumption inappropriate. These adjustments could be material.

2 Significant accounting policies

a) Accounting principles and currency

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars, as it is the primary functional currency in which the transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to Canadian dollars at the rate of exchange prevailing at the end of the financial year. Translation gains and losses arising at period end, as well as those arising on the transaction of settled transactions occurring in currencies other than the functional currency, are included in the net loss. All reference to dollars ($) are to Canadian dollars unless otherwise noted.

b) Estimates, risks and uncertainties

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. While management believes that these estimates and assumptions are reasonable, actual results could vary. Should an adjustment become necessary, it would be reported in earnings in the period in which it becomes known.

Realization of the Company's assets is subject to risk and uncertainties including reserve estimation, future gold prices, estimated costs of future production, changes in government legislation, and various operational factors.

c) Principles of consolidation

These consolidated financial statements include the financial assets and liabilities and results of operations of the Company and of Rice Lake Joint Venture Inc. consolidated on a 50% proportionate basis up to June 29, 2005 and on a 100% basis thereafter, being its proportionate share of ownership during these periods. These consolidated financial statements are based on the amounts assigned to the assets and liabilities at the date of acquisition and, in addition, indicate the effects of the transactions subsequent to that date.

The financial assets and liabilities and results of operations of Rice Lake Joint Venture Inc. are the consolidation of Rice Lake Joint Venture Inc, and its wholly owned subsidiary corporation Rice Lake Gold Corporation.

d) Income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted and substantially enacted income tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in income in the year that the income tax rate change is considered substantively enacted. When necessary, a valuation allowance is recorded to reduce future income tax assets to an amount that will more likely than not be realized.

Exploration expenditures deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax regulations. The tax effect related to renounced expenditures is recorded as a reduction of retained earnings and an increase in future income tax liabilities. The recognition of previously unrecognized future income tax assets is credited to income tax expense.

e) Property, plant and equipment

Property, plant and equipment are recorded at cost including costs associated with development of the mining properties. Amortization of plant and equipment and mine development and equipment is computed by the units-of-production method based on estimated measured and indicated resources. Measured and indicated resources reflect estimated quantities of economically recoverable resources, which can be recovered in the future from known mine ore deposits.

Exploration and associated costs relating to non-specific projects/properties are expensed in the period incurred. Significant property acquisition, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production. Costs related to properties abandoned are written off when it is determined that the property has no continuing value.

Other depreciable assets are expensed on a straight-line basis over their estimated useful lives, as follows:

Buildings	4%
Motor vehicles	30%
Furniture and office equipment	20%

The Company reviews and evaluates the recoverability of property, plant and equipment on a periodic basis. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and mineralization expected to be classified as reserves); estimated future gold realization (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows are less than the carrying value.

Estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes could occur in the near term that may affect the recoverability of property, plant and equipment.

f) Revenue recognition

Mineral exploration assistance program revenue is recorded at the time the Company is notified by the Province of Manitoba that their claim has been approved.

Interest and other income items are recorded as earned.

g) Asset retirement obligation

The Company focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The related asset is adjusted only as a result of changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is amortized on the same basis as the related asset. Discount accretion is included in determining the results of operations.

The Bissett mine is an operating mine currently on care and maintenance status. The mine operates on a Mining Lease (ML 063) granted by Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1, 1992 and is renewable in accordance with the Manitoba Minerals Act.

The mine operates under Environmental Licence No. 2161 S1 RR issued by Manitoba Conservation in March 1996 and amended in September 1998. The mine also has a closure and rehabilitation plan that has been accepted by Manitoba Industry, Trade and Mines. A closure plan for the Bissett Gold Mine was submitted on September 1, 2001. The plan covers all aspects of rehabilitation of the mine including post closure monitoring.

The Company's asset retirement obligations consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and re-contouring, re-vegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analyses are performed on an ongoing basis. In calculating the fair value of the Company's asset retirement obligations, management used a credit adjusted risk-free rate applicable to the Company.

The total estimated cost for the closure and post closure monitoring is $3,300,000. At March 17, 2004, the Company present valued this liability at $932,000 and is accreting it over a 13 year period at the Company's credit adjusted risk-free rate of prime rate plus 6%. For the year ended August 31, 2005, the Company recorded accretion expense of $59,300 (2004 - $21,500).

h) Deferred finance costs

Costs relating to the issuance of debentures are deferred and amortized on a straight-line basis over the term of the related debentures.

i) Convertible debentures

The convertible debentures are convertible into shares, as disclosed in note 10. The Company's convertible debentures are classified into their debt and equity components, based on the net present value of the future interest and principal payments at the time of issue. The equity component represents the estimated value of the conversion rights of the holders.

j) Share-based compensation plan and warrants

The Company has a share-based compensation plan as described in note 9. The fair value based method of accounting is applied to all share-based compensation. The fair value of the share options granted is estimated on the date of grant using the Black-Scholes option-pricing model. Compensation expense is recognized when share options are granted. Any consideration paid by the directors on exercise of the share option is credited to share capital.

The fair value approach of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of 0% (2004 - 0%), expected volatility of 88% (2004 - 127%), risk free interest rate of 5% (2004 - 5%), and expected life of 1,826 days (2004 - 1,828) days.

Effective September 1, 2004, the Company adopted the fair value method of accounting for share-based compensation. This standard will require the Company to expense the fair value of each new option granted in the statement of operations. The requirements of this standard have been adopted on a retroactive basis with an adjustment to the opening deficit for the cumulative effects of prior fiscal years. The total fair value of 2,000,000 options that were granted by the Company during 2004 was $354,000. The total fair value of 400,000 options that were granted by the Company during 2003 was $117,200. The net impact on September 1, 2004 was an increase of $471,200 in the opening deficit and contributed surplus of the Company.

The fair value of each warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants, dividend yield of 0%, expected volatility of 88%, risk free interest rate of 5%, and an expected life of 730 days.

k) Loss per share

Basic loss per share is calculated using the daily weighted average number of shares outstanding.

Diluted loss per share is calculated using the daily weighted average number of shares that would have been outstanding during the year had all dilutive potential common shares been issued at the beginning of the year, or when the underlying options or convertible securities were granted or issued, if later. The treasury share method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options to acquire shares.

3. Acquisitions

As part of the March 17, 2004 acquisition, Rice Lake Joint Venture Inc. capitalized $339,117 of costs directly incurred related to the purchase. Management of Rice Lake Joint Venture Inc. has estimated the fair market value of the purchased assets and assumed liabilities at the time of acquisition as follows:

	March 17, 2004
Accounts receivable	$ 7,593
Land	469,210
Undeveloped mineral properties	1,450,060
Building	68,339
Motor vehicles	24,463
Furniture and office equipment	137,640
Plant and equipment	1,505,863
Mine development	5,301,687
Accounts payable and accrued liabilities	(274,894)
Environmental obligation	(932,000)
Total	$ 7,757,961
Purchase Price:	
Cash consideration	$ 3,592,055
Acquisition costs	339,117
Cash position assumed	(298,211)
Net cash consideration	3,632,961
Shares and warrants of Gold City Industries Ltd. and San Gold Resources corporation	4,125,000
Total consideration	$ 7,757,961

Consideration paid by San Gold Resources for its 50% proportion of the acquisition was as follows:

Cash paid by San Gold Resources Corporation	$ 1,878,981
San Gold Resources Corporation shares issued	2,000,000
Total	$ 3,878,981

As part of the June 30, 2005 amalgamation, the Company capitalized $54,512 of costs directly incurred related to the business combination. Management of the Company has estimated the fair market value of the purchased assets and assumed liabilities at the time of amalgamation as follows:

	June 30, 2005
Marketable securities	$ 32,285
Accounts receivable	61,445
Prepaid expenses	22,816
Property, plant and equipment	16,044,171
Accounts payable and accrued liabilities	(401,304)
Capital tax provision	(13,750)
Long-term debt	(25,313)
Environmental obligation	(529,150)
Total	$ 15,191,200
Purchase Price:	
Common shares of the Company	$ 13,084,809
Options of the Company	374,554
Warrants of the Company	830,167
Acquisition costs	54,512
Elimination of inter-company balances	962,293
Cash position assumed	(115,135)
Net consideration	$ 15,191,200

A summary of the financial position of Rice Lake Joint Venture Inc. for the periods ended June 29, 2005 and the period ended August 31, 2004 is listed below, of which 50% is proportionately consolidated by the Company:

	June 29, 2005	August 31, 2004
Current assets	$ 197,825	$ 93,197
Marketable securities	65,014	62,000
Property, plant and equipment	9,793,542	9,035,978
	$ 10,056,381	$ 9,191,175
Current liabilities	$ 839,976	$ 275,316
Long term debt	57,135	48,558
Environmental rehabilitation costs	1,075,000	975,000
Related party loans	12,387,798	9,155,384
	$ 14,359,909	$ 10,454,258
Share capital	$ 200	$ 200
Deficit	(4,303,728)	(1,263,283)
	$ (4,303,528)	$ (1,263,083)
	$ 10,056,381	$ 9,191,175

	June 29, 2005	August 31, 2004
Revenue	$ 3,067	$ -
Operating expenses	3,043,513	1,263,283
Net loss for the period	$ (3,040,446)	$ (1,263,283)

	June 29, 2005	August 31, 2004
Operating activities	$ (2,328,027)	$ (1,064,193)
Investing activities	(802,614)	(3,797,526)
Financing activities	3,231,172	4,861,719

4. Marketable securities

	2005	2004
Marketable securities consists of a 5-year GIC, interest at 4¼% paid annually, maturing July 2009, pledged as security for long-term debt	$ 65,014	$ 31,000

5. Property, plant and equipment

	2005		2004	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Land	$ 469,210	$ -	$ 234,605	$ -
Undeveloped mineral properties	1,450,060	-	725,030	-
Buildings	145,629	16,649	68,054	2,568
Motor vehicles	26,434	9,922	13,217	1,851
Furniture and office equipment	162,697	42,328	86,701	8,979
Plant and equipment	2,312,075	2,249	756,816	-
Mine development and equipment	16,480,336	-	2,650,843	-
	$ 21,046,441	$ 71,148	$ 4,535,266	$ 13,398
Net Book Value	$ 20,975,293		$ 4,521,868	

6. Mining claims and options

In 1997, mining claims were exchanged for 2,500,000 shares at $.01 each for a total of $25,000. Mr. Hugh Wynne, a director of the Company, is a partner in Bissett Mineral Exploration Limited Partnership, which exchanged mining claims for 500,000 of such shares. In 2001, additional mining claims valued at $21,449 were acquired from Peter Dunlop in exchange for drilling services performed by Wynne Drilling Ltd.

On April 29, 2004, San Gold Resources Corporation signed an agreement with Peter Dunlop to acquire an option to certain mineral claims located in the Province of Manitoba. The cost of the option recorded was $25,000 in cash and $6,000 (30,000 shares at $0.20) in common shares. On April 27, 2005, an additional $30,000 in cash and $20,000 (50,000 shares at $0.40) in common shares was added to the cost. In order to exercise the option, the Company shall incur a minimum of $875,000 of work expenditures on the claims by the third anniversary date, with a maximum of $175,000 in such expenditures on or before the first anniversary date and an additional $250,000 in such expenditures on or before the second anniversary date. In addition, the Company is required to make the following payments and deliver the following common shares of the Company to the option holder in the amounts, and in the time periods described below:

i) $25,000 and 30,000 common shares concurrent with the execution and delivery of the agreement; and

ii) an additional $30,000 and 50,000 common shares by the first anniversary date; and

iii) and additional $50,000 and 100,000 common shares by the second anniversary date.

For the year ended August 31, 2005, the Company had not incurred the required amount of work expenditures on the property.

On January 6, 2005, San Gold Resources Corporation and Greenbelt Gold Mines Inc. entered into an agreement for the Company to acquire a 50% option in 27 mineral claims owned by Greenbelt Gold Mines Inc. The cost of the option recorded was $28,200 (60,000 shares at $0.47) in common shares. In order to exercise the option, the Company shall incur a minimum of $750,000 of work expenditures on the claims by the third anniversary date, with a minimum of $200,000 in such expenditures before the first anniversary date and an additional $250,000 in such expenditures before the second anniversary date. In addition, the Company is required to make the following payments and deliver the following common shares of the Company to the option holder in the amounts, and in the time periods described below:

i) 60,000 shares upon execution of the agreement; and

ii) 100,000 shares by the second anniversary date; and

iii) 300,000 shares by the third anniversary date.

For the year ended August 31, 2005, the Company had incurred the required amount of work expenditures on the property.

On August 19, 2005, the Company announced that San Gold Corporation and Marum Resources Inc. have entered into an option agreement to jointly explore the Rice Lake West gold property in Manitoba. The Rice Lake West property consists of twenty claims covering 2,223 hectares adjacent to the western boundary of the Company's gold mine and a 1,250 ton per day mill.

In addition to the mining claims and options, San Gold Resources Corporation, Gold City Industries Ltd., and Rice Lake Joint Venture Inc. entered into a Joint Venture Operating Agreement on March 5, 2004. The agreement included an 'earn-in' clause whereby if Gold City Industries Ltd., incurred $1,000,000 in exploration expenditures, as defined in the agreement, San Gold Resources Corporation would grant to Gold City Industries Ltd., a 50% undivided interest in certain of the Company's properties. Prior to June 30, 2005, Gold City Industries Ltd. had incurred exploration expenditures of $1,250,000 (August 31, 2004 - $544,100). San Gold Resources Corporation transferred a 50% undivided interest in certain of the Company's properties on amalgamation.

7. Long-term debt

	2005	2004
Term loan, repayable at $1,034 monthly plus interest at prime plus 1½%, secured by the marketable securities, due July 2009.	$ 48,558	$ 30,483
Term loan, repayable at $8,238 monthly including interest, interest at prime less 0.5%, secured by the collateral deposit of $450,000	408,711	-
Capital lease, repayable at $1,020 monthly including interest, interest at 7.1%, secured by specific equipment	31,334	-
	488,603	30,483
Less: current portion	107,736	6,204
Long-term debt portion	$ 380,867	$ 24,279

Principal due on long-term debt by year end and in aggregate over the next five years is approximately as follows:

2006	$ 107,736
2007	111,737
2008	113,875
2009	106,416
2010	48,839
	$ 488,603

8. Share capital

Authorized: Unlimited number of common shares

Issued capital: 78,666,288 common shares in 2005 (2004 - 33,779,821)

	2005	2004
Shares subscribed	$ 3,020	$ 8,520
Shares issued	24,377,410	7,731,273
	$ 24,380,430	$ 7,739,793

During the year ended August 31, 2004, cash consideration of $3,445,792 was received for 16,826,165 common shares issued. During the year ended August 31, 2004, 280,000 warrants were exercised for cash consideration of $30,800.

On October 15, 2004, six directors of San Gold Resources Corporation each exercised options to purchase 50,000 common shares at a price of $0.20 per share for a total of 300,000 shares and aggregate gross proceeds of $60,000.

On December 30, 2004, San Gold Resources Corporation completed a private placement offering whereby it issued 477,664 units at a price of $1.50 per unit for aggregate gross proceeds of $716,496. Each unit consisted of one common share of San Gold Resources Corporation and two common shares of San Gold Resources Corporation issued as "flow-through shares" within the meaning of the Income Tax Act (Canada).

On December 31, 2004, San Gold Resources Corporation completed a private placement offering whereby it issued 1,476,600 units at a price of $0.50 per unit for aggregate gross proceeds of $738,300. Each unit consisted of one common share of San Gold Resources Corporation issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.70 for a period of one year from the date of issuance and, if unexercised, at a price of $0.90 for an additional one year period. Also granted were 68,608 broker warrants entitling the holder thereof to purchase one common share of the Company at a price of $0.70 for a period of one year from the date of issuance and, if unexercised, at a price of $0.90 for an additional one year period.

On February 24, 2005, San Gold Resources Corporation issued 35,000 common shares at a price of $0.39 per common share for aggregate gross proceeds of $13,650 upon the exercise of warrants by certain warrant holders of San Gold Resources Corporation.

On February 28, 2005, San Gold Resources Corporation issued 30,000 common shares to Peter Dunlop at a price of $0.20 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated April 29, 2004.

On March 11, 2005, San Gold Resources Corporation issued 200,000 common shares at a price of $0.17 per common share for aggregate gross proceeds of $34,000 to a director upon exercise of incentive share options.

On March 24, 2005, San Gold Resources Corporation issued 60,000 common shares to Greenbelt Gold Mines Inc. at a price of $0.47 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated January 6, 2005.

On March 24, 2005, San Gold Resources Corporation issued 50,000 common shares at a price of $0.50 per common share for aggregate proceeds of $25,000 upon the exercise of warrants by a warrant holder of San Gold Resources Corporation.

On June 28, 2005, San Gold Resources Corporation issued 5,757,723 units at a price of $0.45 per unit for aggregate gross proceeds of $2,590,975. Each unit comprised of one common share of San Gold Resources Corporation issued as a flow-through share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of $.65 per share for a period of twelve months from the date of issue and, if the warrant is unexercised at such date, at a price of $0.85 for a period of twelve months thereafter.

On June 30, 2005, San Gold Resources Corporation issued 50,000 common shares to Peter Dunlop at a price of $0.40 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated April 29, 2004.

On June 30, 2005, 43,172,136 common shares were issued in exchange for shares of San Gold Resources Corporation on a basis of 1 share of San Gold Corporation for 1 share of San Gold Resources Corporation.

On June 30, 2005, 33,810,876 shares were issued in exchange for shares of Gold City Industries Ltd. on a basis of 1 share of San Gold Corporation for 1.9321346 shares of Gold City Industries Ltd.

On July 28, 2005 the Company issued 1,460,776 units at a price of $.45 per unit for a gross proceeds of $661,849. Each unit comprised of one common share of the Company issued as a flow through share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $.65 per share for a period of twelve months from the date of issue and, if the warrant is unexercised at such date, at a price of $.85 for a period of twelve months thereafter.

On August 24, 2005, the Company issued 222,500 common shares at a price of $0.39 per common share for aggregate gross proceeds of $86,775 upon the exercise of warrants by certain warrant holders of the Company.

The Company's board of directors has approved a share-based compensation plan, the purpose of which is to provide employees and directors of the Company with the opportunity to participate in the growth and development of the Company. The plan grants options that immediately vest.

A summary of the status of the Company's share option plan as of August 31, 2005 and 2004 and changes during the years then ended is as follows:

	2005	Average Price	2004	Average Price
Balance - beginning of year	2,880,000	$ 0.16	880,000	$ 0.19
New options granted	3,679,000	0.35	2,000,000	0.15
Gold City Industries Ltd.	1,795,941	0.42	-	-
Exercised during the year	(500,000)	0.19	-	-
Expired during the year	(180,000)	0.20	-	-
Balance - end of year	7,674,941	$ 0.31	2,880,000	$ 0.16

During the year 180,000 outstanding options to purchase common shares at a weighted average price of $0.20 per share were not exercised, and expired.

On October 5, 2004, the Company issued 579,000 options to purchase common shares of the Company at a price of $0.17 per share. Each option is exercisable at the option of the holder for a period of 5 years from the date of issuance. The options were issued pursuant to the share option plan of the Company.

On August 8, 2005, the Company issued 3,100,000 options to purchase common shares of the Company at a price of $0.38 per share. Each option is exercisable at the option of the holder for a period of 5 years from the date of issuance. The options were issued pursuant to the share option plan of the Company.

The outstanding options of San Gold Resources Corporation were exchanged for options of the Company on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for options of the Company on a 1 for 1.9321346 basis. In addition, 1,795,941 options were granted to Gold City Industries Ltd. option holders on amalgamation June 30, 2005.

The following options to purchase common shares were outstanding as at August 31, 2005:

Date granted		Price	Number outstanding	Expiry date
February 15, 2003	$	0.170	400,000	February 15, 2008
July 5, 2004		0.150	2,000,000	July 5, 2009
October 5, 2004		0.170	379,000	October 5, 2009
June 30, 2005		0.483	31,054	November 3, 2005
June 30, 2005		0.483	51,756	December 4, 2005
June 30, 2005		0.290	380,408	May 6, 2007
June 30, 2005		0.386	507,211	September 8, 2008
June 30, 2005		0.580	25,878	April 8, 2009
June 30, 2005		0.483	799,634	May 31, 2009
August 8, 2005		0.380	3,100,000	August 8, 2010
			7,674,941	

A summary of the status of the Company's outstanding warrants as of August 31, 2005 and 2004 and changes during the periods then ended is as follows:

	2005	2004
Balance - beginning of year	12,792,165	6,683,277
New warrants granted	8,763,707	6,388,888
Gold City Industries Ltd.	11,045,560	-
Warrants exercised	(307,500)	(280,000)
Warrants expired	(2,345,977)	-
Balance - end of year	29,947,955	12,792,165

During the year 307,500 outstanding warrants to purchase common shares at a weighted average price of $0.41 per share were not exercised, and expired.

The outstanding warrants of San Gold Resources Corporation were exchanged for warrants of the Company on a 1 for 1 basis and the outstanding options of Gold City Industries Ltd. were exchanged for warrants of the Company on a 1 for 1.9321346 basis. In addition, 11,045,560 warrants were granted to Gold City Industries Ltd. option holders on amalgamation June 30, 2005.

The following warrants to purchase common shares were outstanding as at August 31, 2005:

Date granted	Price	Number outstanding	Expiry date
January 19, 2004	$ 0.390	702,000	December 31, 2005
January 21, 2004	0.390	3,031,200	January 16, 2006
February 24, 2004	0.390	12,600	January 16, 2006
February 24, 2004	0.390	4,000	December 31, 2005
July 27, 2004	0.280	6,388,888	July 7, 2006
December 31, 2004	0.500	1,545,208	December 31, 2006
June 28, 2005	0.650	5,757,723	June 28, 2007
June 30, 2005	0.773	724,587	October 9, 2005
June 30, 2005	0.773	613,311	October 29, 2005
June 30, 2005	1.063	113,864	January 8, 2006
June 30, 2005	0.869	207,031	March 12, 2006
June 30, 2005	0.580	931,612	July 9, 2006
June 30, 2005	0.599	4,839,207	July 26, 2006
June 30, 2005	0.580	1,552,686	August 19, 2006
June 30, 2005	0.599	2,063,262	October 29, 2006
July 28, 2005	0.650	1,460,776	July 28, 2007
		29,947,955	

9. Contributed surplus

Changes in contributed surplus consisted of the following:

	2005	2004
Balance, beginning of year	$ -	$ -
Adjustment for prior year employee share options	471,200	-
Equity component of debentures	102,412	-
Warrants issued on Gold City Industries Ltd. amalgamation	830,167	-
Options issued on Gold City Industries Ltd. amalgamation	374,554	-
Warrants issued	1,267,102	-
Employee share options issued	1,125,839	-
Balance, end of year	$ 4,171,274	$ -

10. Convertible debentures

On November 3, 2004, San Gold Resources Corporation completed the first closing of subordinate convertible, redeemable and retractable debentures in the amount of $1,538,000. On November 23, 2004, San Gold Resources Corporation completed the second closing of the offering of Debentures whereby it issued $441,000 principal amount of the Debentures. On November 23, 2004, San Gold Resources Corporation completed the third closing of the offering of Debentures whereby it issued $107,000 principal amount of the Debentures. On December 17, 2004, San Gold Resources Corporation completed the fourth closing of the offering of Debentures whereby it issued $25,000 principal amount of Debentures. The Debentures have a term of two years from the initial closing date and bear interest at a rate of 9.5% per annum from the date of issuance until the first anniversary of the initial closing date and 10.5% per annum in the second year from the initial closing date. The Debenture holders may elect to receive interest payments in common shares of the Company (in lieu of cash) at the same rates of interest per annum as set forth above, at a price per share to be determined at such time as the shares are issued in accordance with TSX Venture Exchange policies. The Debentures may be converted at the option of the Debenture holders into common shares of the Company at a price of $0.40 per share at any time after the first anniversary of the initial closing date. The Company may redeem the Debentures at any time at the option of the Company, subject to the right of the Debenture holders to convert their debentures into common shares upon notice of such redemption.

The following allocation of the convertible Debentures to debt and equity components is based on the net present value of future interest and principal payments with an estimated cost of borrowing without the conversion option of 13% for the Debentures:

	Debt	Equity	Total
Debentures outstanding	$ 2,053,988	$ 102,412	$ 2,156,400

The following schedule reflects the financing costs associated with the convertible debentures.

	Total
Accretion of debentures	$ 45,400
Interest	161,880
	$ 207,280

The difference between the accretion of the debt and accrued interest increases the debt component of the debentures from the initial carrying amount and is included in financing expense.

11. Income taxes

As a result of the amalgamation of San Gold Resources Corporation and Gold City Industries Ltd. there was a deemed tax year-end of June 29, 2005 for both corporations. The Company intends to select December 31 for a taxation year-end.

The provision for income taxes reflects an effective tax rate, which differs from the combined Canadian federal and provincial corporate tax rates for the following reasons:

	2005	2004
Loss for the year before income taxes	$ 4,839,356	$ 968,594
Combined statutory tax rate	37.29%	37.62%
Income tax recovery based on statutory rate	1,804,596	364,384
Valuation allowance	(1,804,596)	(364,385)
Recovery of income taxes	$ -	$ -

Significant components of the Company's future income tax assets and liabilities are as follows:

	2005	2004
Future income tax assets:		
Non-capital losses carried forward	$ 2,000,000	$ 428,034
Canadian exploration and development expense pools	34,500,000	17,324,629
	36,500,000	17,752,663
Future income tax liabilities:		
Property, plant and equipment	3,300,000	1,571,072
Net future income tax asset	39,800,000	16,181,591
Valuation allowance	(39,800,000)	(16,181,591)
	$ -	$ -

As at August 31, 2005, the Company had non-capital loss carry forward amounts available for income tax purposes of $5,800,000 that expire as follows:

Taxation year	2005	Expires
1999	$ 140,000	December 31, 2005
2000	449,000	December 31, 2006
2001	303,000	December 31, 2007
2002	472,000	December 31, 2008
2003	725,000	December 31, 2009
2004	1,224,000	December 31, 2013
2005	1,871,000	December 31, 2014
2005	568,000	December 31, 2015
	$ 5,752,000	

The Company has issued flow-through shares to finance certain of its exploration activities. The Company intends to renounce expenditures totalling the amount of flow-through shares issued to its shareholders and as a result, tax deductibility of these costs will not be available to the Company. As at August 31, 2005, the Company had yet to renounce to such shareholders $3,248,325 (2004 - $610,240) of flow-through capital.

At August 31, 2005, the Company reported $95,500,000 (2004 - $46,671,955) of unused cumulative Canadian exploration and development costs available to offset future taxable income. The tax benefits pertaining to these expenses are available for carry forward indefinitely.

12. Related party transactions

Wynne Mining Ltd, Wynne Drilling Ltd and Hugh Wynne	2005	2004
Balance, beginning of year	$ 140,370	$ 200,489
Invoices received during the year	1,174,081	547,092
Management fees	108,000	-
Cash expenses paid for San Gold Corporation	14,339	1,324
Deposits received	10,000	11,500
Payments made	(1,504,372)	(420,035)
Shares issued	(118,000)	(200,000)
Balance, end of year	$ (175,582)	$ 140,370

During the year, the Company purchased services for the sum of $1,097,272 before GST (2004 - $547,092) from Wynne Mining Ltd. and Wynne Drilling Ltd., companies controlled by Hugh Wynne, who is a director and chief executive officer of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. At August 31, 2005, the amounts due from related parties of $175,582 (2004 due to - $140,370) are included in accounts receivable on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

W.S. Ferreira	2005	2004
Balance, beginning of year	$ -	$ 15,000
Invoices received during the year	55,328	26,373
Cash expenses paid for San Gold Corporation	4,370	108
Cash deposited	10,000	-
Payments made	(57,977)	(26,481)
Shares issued	(10,000)	(15,000)
Balance, end of year	$ 1,721	$ -

During the year, the Company purchased services for the sum of $51,708 before GST (2004 - $26,373) from W.S. Ferreira, who is a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. At August 31, 2005, the amounts due to related parties of $1,721 (2004 - $nil) are included in accounts payable and accrued liabilities on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

Richard Boulay	2005	2004
Balance, beginning of year	$ 3,570	$ -
Invoices received during the year	49,260	-
Management fees	49,260	-
Travel and other expenses	40,557	-
Payments made	(123,387)	-
Cash deposited	80,250	-
Shares issued	(80,250)	-
Balance, end of year	$ 19,260	$ -

During the year, the Company purchased services for the sum of $48,000 before GST (2004 - $nil) from Richard Boulay, who is the chief financial officer and a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. At August 31, 2005, the amounts due to related parties of $19,260 (2004 - $nil) are included in accounts payable and accrued liabilities on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

Dale Ginn	2005	2004
Balance, beginning of year	$ -	$ -
Invoices received during the year	42,000	-
Management fees	85,680	
Travel and other expenses	20,000	-
Payments made	(128,000)	-
Cash deposited	84,000	-
Shares issued	(84,000)	-
Balance, end of year	$ 19,680	$ -

During the year, the Company purchased services for the sum of $42,000 before GST (2004 - $nil) from Dale Ginn, who is the president of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of direct exploration expenses on the Company's statement of operations and deficit. At August 31, 2005, the amounts due to related parties of $19,680 (2004 - $nil) are included in accounts payable and accrued liabilities on the Company's balance sheet. These balances are due on demand and have arisen from the provision of services referred to above.

13. Directors compensation

The directors of the Company do not receive any fixed salary or director's fees in their capacity as directors. The two independent directors of the Company currently each receive a fee of $1,000 per directors meeting held at the Rice Lake mine site and $300 per directors meeting held by telephone. This fee structure was implemented subsequent to August 31, 2005, and no fees were paid to the two outside directors during the year ended August 31, 2005.

14. Financial Instruments

In the normal course of its operations, the Company is exposed to market risks, including credit risk, foreign currency, commodity price, interest rate and liquidity risk associated with underlying assets, liabilities and anticipated transactions. In order to manage these risks, the Company may enter into transactions, which makes use of derivative financial instruments. They may include gold forward sales and gold option contracts. There were no purchased or sold contracts during the period.

Credit risk

The Company is exposed to credit risk on accounts receivable.

Interest rate risk

The Company is exposed to interest rate risk as its long-term debt bears interest at variable rates.

15. Fair value of financial instruments

The fair values of marketable securities, accounts receivable, accounts payable, and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

16. Commitments

The Bissett mine is committed to a Mining Lease (ML 063) granted by the Manitoba Industry, Trade and Mines for a period of 21 years commencing April 1, 1992. The licence fee is payable annually to the Province of Manitoba.

17. Subsequent events

On September 20, 2005, an institutional investor exercised 2,199,640 warrants to purchase common shares of the Company at a price of $0.59923 per share for gross aggregate proceeds of $1,318,090.

On November 7, 2005, the Company amended the trust indenture governing the Debentures to provide that if the market price of the common shares on the date that interest is to be paid on the Debentures is greater than $0.40 per share, the price at which the common shares will be issued in payment of interest in the Debentures will be reduced by the maximum amount permitted by the TSX Venture Exchange, subject to a minimum price per common share of $0.40. In the event that the market price of the common shares on the date interest is to be paid on the Debentures is less than $0.40, the price at which the common share will be issued in payment of interest on the Debentures will be equal to such price.

On November 16, 2005, the Company entered into an asset purchase agreement pursuant to which the Company will acquire a certain mineral claim in exchange for the issuance of 40,000 common shares.

On November 25, 2005, the Company received a request to respond to matters raised related to certain regulatory filings with the Manitoba Securities Commission concerning the filing of a Business Acquisition Report as required by National Instrument 51-102. The Company is cooperating with the Manitoba Securities Commission and will be re-filing the Business Acquisition Report immediately following the filing of its audited financial statements for the year ended August 31, 2005.

On December 30, 2005, the Company closed a private placement offering of up to 13,461,539 units at a price of $0.52 per unit for total aggregate gross proceeds of up to $7,000,000. On November 8 2005, the Company announced the intention to undertake a private placement offering of up to 9,615,385 units of the corporation at a price of $0.52 per unit for aggregate gross proceeds of up to $5,000,000. On December 5, 2005, the offering was increased to 13,461,539 units from 9,615,385 units, due to greater than expected demand for the offering. The first closing of the offering took place on November 15, 2005, whereby 2,410,000 million units were issued for gross aggregate proceeds of $1,253,200. The second closing of the offering took place on December 2, 2005, whereby 6,517,523 units were issued for gross aggregate proceeds of $3,389,112. The third closing of the offering took place on December 30, 2005, whereby 4,533,296 units were issued for gross aggregate proceeds of $2,357,314. Each unit consists of one common share of the corporation issued as a flow-through share within the meaning of the Income Tax Act (Canada) and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $0.70 per share for a period of 12 months from the date of issue.

San Gold Resources Corporation

Head Office
General Delivery
Bissett MB R0E 0J0

email: dginn@sangoldcorp.com

website: www.sangoldcorp.com

Management Discussion and Analysis
For the Year ending August 31, 2005

Dated: December 29, 2005

Management Discussion and Analysis
For the year ending August 31, 2005

1.1 Date of Report

December 29, 2005

1.2 Overall Performance

The following discussion and analysis of San Gold Resources Corporation ("San Gold" or the "Company") should be read in conjunction with the Company's financial statements for the year ending August 31, 2005 and notes thereto. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles.

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performances or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

San Gold Resources Corporation (the "Company") was incorporated under the laws of Manitoba on January 7, 1997. The Company's main operation consists of exploring for gold primarily in the Bissett area of Manitoba, Canada. Until it is determined that properties contain mineral reserves or resources that can be economically mined, they are classified as exploration properties. The recoverability of deferred expenditures is dependent upon: the discovery of economically recoverable reserves and resources; securing and maintaining title and beneficial interest in the properties; the ability to obtain necessary financing to complete exploration, development and construction of processing facilities; obtaining certain government approvals; and attaining profitable production.

On March 5, 2004, the Company and Gold City Industries Ltd. ("Gold City"), both publicly listed companies on the TSX Venture Exchange, entered into a Joint Venture Agreement to acquire 100% of the issued and outstanding shares (7,155,000 common) of Harmony Gold (Canada) Inc. through a newly formed corporation, Rice Lake Joint Venture Inc. Rice Lake Joint Venture Inc. is owned and controlled jointly by Gold City (50%) and the Company (50%). Effective March 17, 2004, it acquired the shares of Rice Lake Gold Corporation (formerly Harmony Gold Corporation (Canada) Inc.) from Harmony Gold Mining Company Limited of South Africa. The purchase price including related transaction costs, of $7,757,961 consisted of $3,632,961 in cash and $4,125,000 in shares and warrants of Gold City and the Company.

On June 30, 2005 San Gold Resources Corporation and Gold City Industries Ltd. amalgamated to form a new corporation called San Gold Corporation ("the Company"). The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of San Gold Corporation for 1 share of San Gold Resources Corporation and issued 33,810,876 common shares to the shareholders of Gold City Industries Ltd. on a basis of 1 share of San Gold Corporation for every 1.9321346 shares of Gold City Industries Ltd. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City Corporation were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City Industries Ltd. shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively. The date of the Company's first financial year end will be August 31, 2005. Subsequently, the Company proposes to change its financial year end to December 31.

The main business of Rice Lake Gold Corporation is the production of gold from underground ore reserves at the Bissett mine in Manitoba, Canada. Rice Lake Gold Corporation was incorporated on March 18, 1998. The mine was placed on care and maintenance from August 8, 2001, and is currently not producing gold. Operational funding is advanced by Gold City and the Company pursuant to the Joint Venture Agreement. Active ore production is dependant upon market price of gold ore, management of production and capital costs, and adequate capital resources to fund operational activities. Rice Lake Gold Corporation and Rice Lake Joint Venture Inc. are dependant on the continued financial support of Gold City and the Company to fund operations on an ongoing basis.

For the year ended August 31, 2005, the Company has a loss of $4,839,356 (2004 - $968,594) including its proportionate loss on the operations of Rice Lake Joint Venture Inc. since acquisition. In addition to ongoing working capital requirements, the Company must secure sufficient funding for exploration and development programs, general and administration costs and interest charges. Management has made significant progress addressing these concerns during the year.

The events undertaken during the year, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations for the forthcoming year. Accordingly, with the above activities now completed, management is pursuing other financing alternatives to fund its operations and to continue the Company's activities as a going concern. Management is currently seeking to secure the necessary financing through a combination of exercise of existing warrants for the purchase of common shares, the issue of new equity or debt instruments, the entering into of joint venture agreements, and gold production. Although management may have been successful in the past, there can be no assurance that management will be able to do so in the future on terms acceptable to the Company.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

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1.3 Selected Annual and Quarterly Information

Note: Additional Annual and quarterly information is available in the Company's Financial Statements and BC Forms 51-109F that are filed at www.sedar.com.

CONSOLIDATED BALANCE SHEET – **As at August 31, 2005**

	2005	2004
ASSETS		
CURRENT		
Cash and cash equivalents	$ 1,114,160	$ 55,176
Accounts receivable	391,531	672,927
Subscriptions receivable	19,800	-
Prepaid	2,978	30,354
	1,528,469	758,457
PROPERTY, PLANT & EQUIPMENT	9,796,645	4,521,868
MINE DEVELOPMENT	11,178,648	-
OTHER ASSETS		
Collateralized deposit	450,000	-
Deferred debenture financing	146,525	-
Mining claims and options	155,649	77,449
Marketable securities	65,014	31,000
	817,188	108,449
	23,320,950	**5,388,774**
LIABILITIES		
CURRENT		
Accounts payable & accrued liabilities	1,152,240	346,708
Due to related parties	-	30,055
Current portion long term debt	106,794	6,204
	1,259,034	382,967
LONG TERM LIABILITIES		
Asset retirement obligation	1,075,000	487,500
Debentures	2,053,988	-
Long term debt	381,809	24,279
	3,510,797	511,779
SHAREHOLDERS' EQUITY		
Share Capital	24,380,430	7,739,793
Contributed surplus	4,171,274	-
Deficit	(10,000,585)	(3,245,765)
	18,551,119	4,494,028

Investment in and expenditures on mineral properties - Year ended August 31, 2005

	2005	2004
REVENUE	$ 92,036	$ **70,970**
DIRECT EXPENSES		
Energy, Mines & resources assessments	47,237	752
Environmental and maint. costs	501,460	46,172
Exploration expenses	1,373,832	106,656
Salaries and benefits	636,336	71,238
Sub-contract	85,254	27,777
Supplies/freight	51,950	12,014
Truck	17,345	5,954
	2,713,414	**270,563**
GROSS PROFIT (DEFICIT)	**(2,621,378)**	**(199,593)**
GENERAL EXPENSES		
Accretion	103,750	21,500
Advertising & investor relations	141,885	33,779
Amortization	26,810	12,427
Bank charges & interest	174,756	220,434
Business & property taxes	46,351	16,487
Capital Tax	18,846	5,000
Conference	28,238	15,517
Consulting fees	518,595	-
Fees & licences	68,939	36,081
Insurance	122,266	47,745
Mngmt fees	168,000	-
Office / postage	91,629	10,584
Printing /reports	13,247	3,727
Professional fees	505,988	342,035
Repairs and maintenance	165,647	8,773
Stock based compensation	1,125,839	-
Telephone / fax	24,337	6,901
Training fees	-	14,382
Transfer agent fees	35,728	8,275
Travel	96,493	48,541
Utilities	67,806	22,728
	3,545,150	**874,916**
LOSS FROM OPERATIONS	**(6,166,528)**	**(1,074,509)**
Mineral explor, assist. program	79,493	104,140
Interest income	19,506	1,775
Income tax	681,000	-
LOSS FOR THE PERIOD	**(5,386,529)**	**(968,594)**
Deficit- beginning of the year	(3,245,765)	(2,277,171)
Stock based compensation adjust.	(471,200)	-
Capital transactions adjustment	(216,091)	
FIT on flow through shares	(681,000)	
DEFICIT - END OF THE YEAR	$ **(10,000,585)**	$ **(3,245,765)**
Loss per common share: Basic	-0.12	-0.05
Fully diluted	-0.12	-0.05

1.4 Results of Operations

During the year ended August 31, 2005, the Company has concentrated on developing the Rice Lake (Bissett) Mine that is located approximately 100 km west of Red Lake on the Western Uchi sub-province. It includes a fully-permitted 1,250 tonne per day mine, mill and infrastructure, and is the only operational facility in the Belt. The Company is also developing a new mine, the San Gold #1 Mine, located three kms east of the Rice Lake mine.



Rice Lake Gold Mine, Bissett Manitoba

Additionally, the Company maintains an aggressive surface and drilling exploration program on its adjacent claims held by the Company and Rice Lake Gold Corporation. Overall, the Company controls 15 km of mine horizon, containing the Bissett Mine and 3 deposits (SG #1, 2, and 3). In addition, it holds 7000 hectares of exploration property in the Belt, and has the ability to expand its holdings. The Rice Lake Greenstone Belt is geologically similar to the Red Lake Camp, one of Canada's richest and most extensive gold deposits.

Financial operations have consisted solely of raising equity and expending funds on exploration, maintenance and limited pre-production expenses.

On November 15, 2004, Mr. Dale Ginn, President, provided the following summary of operations at Rice Lake.

Rice Lake Gold Mine
Systematic pre-production maintenance and upgrading to the 5,300 foot deep Rice Lake Gold Mine has been carried out since late-2004 with the shafts, hoists and rail haulage artery all operational. During the past month, mine development on the 30th level (4600 feet deep) has been conducted on two shifts per day resulting in access to mining areas that were partially developed in the late 1960's. This work has included the slashing of access drifts to allow for the operation of scooptrams and the preparation of stopes for the immediate commencement of mining. Development will also commence on the 28th level in order to access the high-grade "98" vein which contains 100,000 tons of 0.35 ounces per ton (ACA Howe, 2004) in the measured and indicated gold resource category. At the 5,300 foot level, diamond drilling is scheduled to commence in December targeting below the "96" Vein and the "AN Ext" Vein, both of which were developed in the bottom mine levels at greater than 0.40 ounces per ton.

San Gold #1 Mine
The access decline at the San #1 mine has advanced 1,200 feet and is now cross-cutting towards the orebody at the first mining level of 200 vertical feet. Ore development at this level begins within two weeks in preparation for cut-and-fill mining. San Gold's development crews are advancing at a rate of 20 feet per day and at a cost of below $400 per foot. The San #1 Gold Mine will contribute at least half of the mill feed to the base operating plan of 750 tons per day which is 60% of the mill's current capacity. Construction of the 3.5 km private haulage road from the mill to the San #1 gold mine is essentially completed.

Training and Personnel

In 2004, San Gold independently instituted a comprehensive mining and safety training program for new employees. The objective is to train residents from the region surrounding the town of Bissett, to contribute to the local economy, and to establish a local workforce with roots and pride in the community. This program has been very successful and the company is pleased to have the first group of new graduates working as miners and hoist operators. Approximately 100 employees and 30 contractors are now engaged in mine development, milling and exploration activities on site.

Rice Lake Mill

The Rice Lake mill (1,250 tons per day capacity) pre-production maintenance program is expected to be completed in November. The maintenance activities include minor structural modifications, the installation of new ball mill liners and reagents, and the installation of a new gravity concentrator and separation table. The gravity circuit improvements are expected to improve overall recoveries from 93% to 96% which is in line with recoveries achieved in the 1930's to the 1960's. Preliminary test runs are scheduled for mid-November with the acceptance of the first development ore in December.

1.5 Summary of Quarterly Results

Summary of Quarterly Results

Three Months ended ($)	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2005 Q1	2005 Q2	2005 Q3	2005 Q4
Revenue	-	-	-	44,690	27,113	64,923	-	-
Net Income	(151,710)	(37,942)	(243,385)	(383,433)	(320,542)	(1,065,573)	(1,123,178)	(2,439,089)
Basic and diluted earnings/share	(0.0161)	(0.0023)	(0.0122)	(0.0141)	(0.0094)	(0.0499)	(0.0510)	(0.0012)

1.6 Liquidity

As at the end of the year ended August 31, 2005, San Gold had $1,114,160 in cash compared to $55,176 in the corresponding period of 2004 and $269,435 in working capital compared to working capital of $375,490 in the corresponding period of 2004.

The Company is currently meeting all of the financial obligations necessary to maintain its assets and to prepare for additional financings that will be required to put the Rice Lake Gold Mine into production.

1.7 Capital Resources

The Company will require an additional $3,000,000 to achieve a satisfactory gold production rate. Management is confident that these funds can be raised by the issuance of additional equity. On a short term basis, the Company has sufficient capital to meet maintenance and preliminary development expenses.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements.

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1.9 Transactions with Related Parties

Year ended August 31, 2005

Wynne Mining Ltd, Wynne Drilling Ltd and Hugh Wynne	2005	2004
Balance, beginning of year	$ 140,370	$ 200,489
Invoices received during the year	1,174,081	547,092
Management fees	108,000	-
Cash expenses paid for San Gold	14,339	1,324
Deposits received	10,000	11,500
Payments made	(1,504,372)	(420,035)
Shares issued	(118,000)	(200,000)
Balance, end of year	$ (175,582)	$ 140,370

During the year, the Company purchased services from Wynne Mining Ltd. and Wynne Drilling Ltd., companies controlled by Hugh Wynne, who is a director and chief executive officer of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of diamond drilling and sample and analysis expenses on the Company's statement of operations and deficit.

W.S. Ferreira	2005	2004
Balance, beginning of year	$ -	$ 15,000
Invoices received during the year	50,398	37,530
Cash expenses paid for San Gold	4,370	108
Cash deposited	10,000	-
Payments made	(53,047)	(37,638)
Shares issued	(10,000)	(15,000)
Balance, end of year	$ 1,721	$ -

During the year, the Company purchased from W.S. Ferreira, who is a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These services were expensed in the year, forming part of geological services and environmental, exploration and maintenance expense on the Company's statement of operations and deficit.

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Richard Boulay	2005	2004
Balance, beginning of year	$ 3,570	$ -
Geological and management services	98,520	-
Travel and other expenses	40,557	-
Payments made	(123,387)	-
Cash deposited	80,250	-
Shares issued	(80,250)	-
Balance, end of year	$ 19,260	$ -

During the year, the Company purchased services from Richard Boulay, who is the Chief Financial Officer and a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Dale Ginn	2005	2004
Balance, beginning of year	$ -	$ -
Geological and management services	127,680	-
Travel and other expenses	20,000	-
Payments made	(128,000)	-
Cash deposited	84,000	-
Shares issued	(84,000)	-
Balance, end of year	$ 19,680	$ -

During the year, the Company purchased services from Dale Ginn, who is the President and a director of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Directors compensation

The directors of the company do not receive any fixed salary or director's fees in their capacity as directors. The two independent directors of the Company currently each receive a fee of $1,000 per directors meeting held at the Rice Lake mine site and $300 per directors meeting held by telephone. This fee structure was implemented subsequent to August 31, 2005, and no fees were paid to the two outside directors during the year ended August 31, 2005.

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1.10 Year ending August 31, 2005

On June 30, 2005 San Gold Resources Corporation and Gold City Industries Ltd. amalgamated to form a new corporation called San Gold Corporation ("the Company"). The Company issued 43,172,136 common shares to the shareholders of San Gold Resources Corporation on a basis of 1 share of San Gold Corporation for 1 share of San Gold Resources Corporation and issued 33,810,876 common shares to the shareholders of Gold City Industries Ltd. on a basis of 1 share of San Gold Corporation for every 1.9321346 shares of Gold City Industries Ltd. The outstanding options and warrants of San Gold Resources Corporation were exchanged for options and warrants of the Company on a 1 for 1 basis and the outstanding options and warrants of Gold City Corporation were exchanged for options and warrants of the Company on a 1 for 1.9321346 basis. San Gold Resources was identified as the acquirer in the business combination. $13,084,809 was assigned to the common shares issued to Gold City Industries Ltd. shareholders, based on the 10-day rolling average common share price subsequent to the business combination. $374,554 and $830,167 was assigned to the value of the options and warrants issued on the business combination respectively. The date of the Company's first financial year end will be August 31, 2005. Subsequently, the Company proposes to change its financial year end to December 31.

Significant Events during the year ending August 31, 2005 and Subsequent Events

During the year ended August 31, 2004, cash consideration of $3,445,792 was received for 16,826,165 common shares issued. During the year ended August 31, 2004, 280,000 warrants were exercised for cash consideration of $30,800.

On October 15, 2004, six directors of San Gold Resources Corporation each exercised options to purchase 50,000 common shares at a price of $0.20 per share for a total of 300,000 shares and aggregate gross proceeds of $60,000.

On December 30, 2004, San Gold Resources Corporation completed a private placement offering whereby it issued 477,664 units at a price of $1.50 per unit for aggregate gross proceeds of $716,496. Each unit consisted of one common share of San Gold Resources Corporation and two common shares of San Gold Resources Corporation issued as "flow-through shares" within the meaning of the Income Tax Act (Canada).

On December 31, 2004, San Gold Resources Corporation completed a private placement offering whereby it issued 1,476,600 units at a price of $0.50 per unit for aggregate gross proceeds of $738,300. Each unit consisted of one common share of San Gold Resources Corporation issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.70 for a period of one year from the date of issuance and, if unexercised, at a price of $0.90 for an additional one year period. 68,608 broker warrants entitling the holder thereof to purchase one common share of the Company at a price of $0.70 for a period of one year from the date of issuance and, if unexercised, at a price of $0.90 for an additional one year period were also granted.

On February 24, 2005, San Gold Resources Corporation issued 35,000 common shares at a price of $0.39 per common share for aggregate gross proceeds of $13,650 upon the exercise of warrants by certain warrant holders of San Gold Resources Corporation.

On February 28, 2005, San Gold Resources Corporation issued 30,000 common shares to Peter Dunlop at a price of $0.20 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated April 29, 2004.

On March 11, 2005, San Gold Resources Corporation issued 200,000 common shares at a price of $0.17 per common share for aggregate gross proceeds of $34,000 to a director upon exercise of incentive share options.

On March 24, 2005, San Gold Resources Corporation issued 60,000 common shares to Greenbelt Gold Mines Inc. at a price of $0.47 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated January 6, 2005.

On March 24, 2005, San Gold Resources Corporation issued 50,000 common shares at a price of $0.50 per common share for aggregate proceeds of $25,000 upon the exercise of warrants by a warrant holder of San Gold Resources Corporation.

On June 28, 2005, San Gold Resources Corporation issued 5,757,723 units at a price of $0.45 per unit for a gross proceeds of $2,590,975. Each unit comprised of one common share of San Gold Resources Corporation issued as a flow through share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of $.65 per share for a period of twelve months from the date of issue and, if the warrant is unexercised at such date, at a price of $0.85 for a period of twelve months thereafter.

On June 30, 2005, San Gold Resources Corporation issued 50,000 common shares to Peter Dunlop at a price of $0.40 per common share as payment for an option to acquire an interest in certain mining claims pursuant to a mineral claim option agreement dated April 29, 2004.

On June 30, 2005, 43,172,136 common shares were issued in exchange for shares of San Gold Resources Corporation on a basis of 1 share of San Gold Corporation for 1 share of San Gold Resources Corporation.

On June 30, 2005, 33,810,876 shares were issued in exchange for shares of Gold City Industries Ltd. on a basis of 1 share of San Gold Corporation for 1.9321346 shares of Cold City Industries Ltd.

On July 28, 2005 the Company issued 1,460,776 units at a price of $.45 per unit for a gross proceeds of $661,849. Each unit comprised of one common share of the Company issued as a flow through share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $.65 per share for a period of twelve months from the date of issue and, if the warrant is unexercised at such date, at a price of $.85 for a period of twelve months thereafter.

On August 24, 2005, the Company issued 222,500 common shares at a price of $0.39 per common share for aggregate gross proceeds of $86,775 upon the exercise of warrants by certain warrant holders of the Company.

Subsequent Events

On September 20 2005, an institutional investor exercised 2,199,640 warrants to purchase common shares of the Company at a price of $0.59923 per share for gross aggregate proceeds of $1,318,090.

On November 8 2005, the Company announced the intention to undertake a private placement offering of up to 9,615,385 units of the corporation at a price of .52 per unit for aggregate gross proceeds of up to $5,000,000. Each unit will consist of one common share of the Corporation issued as a flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $.70 per share for a period of twelve months from the date of issue.

On November 25, 2005, the Company received a request to respond to matters raised related to certain regulatory filings with the Manitoba Securities Commission concerning the filing of a Business Acquisition Report as required by National Instrument 51-102. The Company is cooperating with the Manitoba Securities Commission and will be re-filing the Business Acquisition Report immediately following the filing of its audited financial statements for the year ended August 31, 2005.

1.11 Proposed Transactions

On June 30, 2005 San Gold Resources Corporation and Gold City Industries Ltd. amalgamated to form a new corporation called San Gold Corporation ("the Company"). The date of the Company's first financial year end will be August 31, 2005. Subsequently, the Company proposes to change its financial year end to December 31.

The Company intends to pursue new business opportunities in the Rice Lake gold belt from time to time. No material transactions are presently being considered.

1.12 Critical Accounting Estimates

This section is not applicable to the Company as the Company has no material accounting estimates.

1.13 Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company's existing accounting policies. The financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

1.14 Financial Instruments and Other Instruments

It is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments. The fair value of its financial instruments approximates the carrying amount.

1.15 Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

The Company has no revenues and acquires its operating funds by means of equity issues. The proportion of funds spent on direct operating expenses compared to general expenses is highly variable from quarter to quarter and year to year, depending on the Company's ability to raise exploration capital and its field exploration activities.

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Disclosure of Outstanding Share Data

The following table summarizes the current issued and outstanding common shares of the Company as well as all issued and outstanding securities of the Company that are convertible or exchangeable into common shares of the Company:

Description of Security	Number authorized to be issued	Number outstanding as of August 31, 2005
Common Shares	Unlimited	78,666,288
Common Share Purchase Warrants	Unlimited	29,947,955
Common Share Purchase Options	Unlimited	7,674,941
Subordinate Redeemable Convertible Debentures	N/A	$2,111,000 (principal amount) (1)

(1) $1,538,000 principal amount of subordinate redeemable convertible debentures ("Debentures") were issued on November 3, 2004 (the "Initial Closing Date"). $441,000 principal amount of Debentures were issued on November 23, 2004. $107,000 principal amount of Debentures were issued on December 6, 2004. $25,000 principal amount of Debentures were issued on December 17, 2004. The Debentures all mature on November 3, 2006. The Debentures bear interest at a rate of 9.5% from the date of issuance until the date that is one year from the Initial Closing Date. The Debentures bear interest at a rate of 10.5% in the second year after the Initial Closing Date. Debenture holders may elect to receive interest on the Debentures payable in common shares of San Gold rather than cash. The Debentures are convertible into common shares of the Company at a price of $0.40 per share at any time after the first anniversary of the Initial Closing Date.

Share Capital

Authorized: Unlimited number of common shares

Issued capital: 78,666,288 common shares in 2005, (2004 - 33,779,821)

	2005	2004
Shares subscribed	$ 2,520	$ 8,520
Shares issued	24,377,410	7,731,273
	$ 24,379,930	$ 7,739,793

Stock Option Plan

The Company's board of directors has approved a share-based compensation plan, the purpose of which is to provide employees and directors of the Company with the opportunity to participate in the growth and development of the Company. The plan grants options that immediately vest.

A summary of the status of the Company's share option plan as of August 31, 2005 and 2004 and changes during the years then ended on those days are as follows:

	2005	Average Price	2004	Average Price
Balance - beginning of year	2,880,000	$ 0.16	880,000	$ 0.19
New options granted	3,679,000	0.35	2,000,000	0.15
Gold City Industries Ltd.	1,795,941	0.42	-	-
Exercised during the year	(500,000)	0.19	-	-
Expired during the year	(180,000)	0.20	-	-
Balance - end of year	7,674,941	$ 0.31	2,880,000	$ 0.16

180,000 outstanding options to purchase common shares at a weighted average price of $0.20 per share were not exercised, and expired during the year.

On October 5, 2004, the Company issued 579,000 options to purchase common shares of the Company at a price of $0.17 per share. Each option is exercisable at the option of the holder for a period of 5 years from the date of issuance. The options were issued pursuant to the share option plan of the Company.

On August 8, 2005, the Company issued 3,100,000 options to purchase common shares of the Company at a price of $0.38 per share. Each option is exercisable at the option of the holder for a period of 5 years from the date of issuance. The options were issued pursuant to the share option plan of the Company.

The outstanding options of San Gold Resources Corporation were exchanged for options of the Company on a 1 for 1 basis and the outstanding options of Gold City Corporation were exchanged for options of the Company on a 1 for 1.9321346 basis. 1,795,941 options were granted to Gold City Industries Ltd. option holders on amalgamation June 30, 2005.

The following options to purchase common shares were outstanding as at August 31, 2005:

Date granted	Price	Number outstanding	Expiry date
February 15, 2003	$ 0.170	400,000	February 15, 2008
July 5, 2004	0.150	2,000,000	July 5, 2009
October 5, 2004	0.170	379,000	October 5, 2009
June 30, 2005	0.483	31,054	November 3, 2005
June 30, 2005	0.483	51,756	December 4, 2005
June 30, 2005	0.290	380,408	May 6, 2007
June 30, 2005	0.386	507,211	September 8, 2008
June 30, 2005	0.580	25,878	April 8, 2009
June 30, 2005	0.483	799,634	May 31, 2009
August 8, 2005	0.380	3,100,000	August 8, 2010
		7,674,941	

A summary of the status of the Company's outstanding warrants as of August 31, 2005 and 2004 and changes during the periods ended on those days are as follows:

	2005	2004
Balance - beginning of year	12,792,165	6,683,277
New warrants granted	8,763,707	6,388,888
Gold City Industries Ltd.	11,045,560	-
Warrants exercised	(307,500)	(280,000)
Warrants expired	(2,345,977)	-
Balance - end of year	29,947,955	12,792,165

307,500 outstanding warrants to purchase common shares at a weighted average price of $0.41 per share were not exercised, and expired during the year.

The outstanding warrants of San Gold Resources Corporation were exchanged for warrants of the Company on a 1 for 1 basis and the outstanding options of Gold City Corporation were exchanged for warrants of the Company on a 1 for 1.9321346 basis. 11,045,560 warrants were granted to Gold City Industries Ltd. option holders on amalgamation June 30, 2005.

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The following warrants to purchase common shares were outstanding as at August 31, 2005:

Date granted	Price	Number outstanding	Expiry date
January 19, 2004	$ 0.390	702,000	December 31, 2005
January 21, 2004	0.390	3,031,200	January 16, 2006
February 24, 2004	0.390	12,600	January 16, 2006
February 24, 2004	0.390	4,000	December 31, 2005
July 27, 2004	0.280	6,388,888	July 7, 2006
December 31, 2004	0.500	1,545,208	December 31, 2006
June 28, 2005	0.650	5,757,723	June 28, 2007
June 30, 2005	0.773	724,587	October 9, 2005
June 30, 2005	0.773	613,311	October 29, 2005
June 30, 2005	1.063	113,864	January 8, 2006
June 30, 2005	0.869	207,031	March 12, 2006
June 30, 2005	0.580	931,612	July 9, 2006
June 30, 2005	0.599	4,839,207	July 26, 2006
June 30, 2005	0.580	1,552,686	August 19, 2006
June 30, 2005	0.599	2,063,262	October 29, 2006
July 28, 2005	0.650	1,460,776	July 28, 2007
		29,947,955	

Additional Information

Additional information relating to the Company is available on the internet at the SEDAR website located at www.sedar.com and at the Company's website at www.sangoldcorp.com.

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **Dale Ginn, President and Director of San Gold Corporation.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **San Gold Corporation** (the issuer) for the **12 months ending August 31, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

"Dale Ginn"

Dale Ginn,
President and Director

December 29, 2005

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS

I, Richard A. Boulay, Chief Financial Officer and Director of San Gold Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **San Gold Corporation** (the issuer) for the **12 months ending August 31, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

"Richard A. Boulay"

Richard A. Boulay, **December 29, 2005**
Chief Financial Officer and Director

END